Exhibit 2.1
Asset Purchase Agreement
by and between
ARRIS Group, Inc.,
Digeo, Inc.
and
Vulcan Ventures Inc.
September 22, 2009

Asset Purchase Agreement
     This Asset Purchase Agreement (this “Agreement”) is made and entered into as of September 22, 2009 (the “Agreement Date”), by and between ARRIS Group, Inc., a Delaware corporation (“Buyer”), Digeo, Inc., a Delaware corporation (“Seller”) and Vulcan Ventures Inc., a Washington corporation (“Vulcan” and, together with Seller, the “Seller Parties”).
Recitals
A. The Board of Directors of Seller has determined that it would be advisable and in the best interests of Seller and its stockholders that Buyer purchase from Seller, and Seller sell, transfer and assign (or cause to be sold, transferred and assigned) to Buyer, certain of the assets of Seller, all on the terms set forth herein (the “Asset Purchase”), and, in furtherance thereof, has approved the Asset Purchase and the other transactions contemplated by this Agreement.
B. Vulcan is the majority stockholder of Seller and as of the date hereof is entering into the Patent Purchase Agreement (as defined herein) with Buyer for the sale by Vulcan to Buyer of certain patent applications, patents, and/or related foreign patents and applications.
C. The Seller Parties and Buyer desire to make certain representations, warranties, covenants and other agreements in connection with the Asset Purchase as set forth herein.
     NOW, THEREFORE, in consideration of the representations, warranties, covenants and other agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:
ARTICLE I
PURCHASE AND SALE
     1.1 Certain Definitions. As used in this Agreement, the following terms shall have the meanings indicated below:
          “Action” means any claim, action, suit, litigation, arbitration or proceeding by or before any Governmental Entity or arbitrator.
          “Adverse Consequence” means all Orders, damages, dues, penalties, fines, costs, amounts paid in settlement, Liabilities, Taxes, interest, Encumbrances, losses, expenses and fees, including all reasonable accounting, consultant and attorneys’ fees and court costs, costs of expert witnesses and other expenses of litigation.
          “Affiliate” has the meaning set forth in Rule 145 promulgated under the Securities Act.
          “Ancillary Agreements” means all agreements and documents executed in connection with this Agreement and the transactions contemplated hereby, including the Patent Purchase Agreement.
          “Assigned Patent Rights” has the meaning set forth in the Patent Purchase Agreement.
          “Authority” means any governmental, regulatory or administrative body, agency or authority, any court of judicial authority, any arbitrator or any public, private or industry regulatory authority, in each case, whether foreign, federal, state or local.

          “Business” means the business of Seller and the Seller Subsidiaries relating to media center products, including set-top boxes, interactive program guides and related features, and services, including TV portal services and all design, manufacture, commercialization and promotional efforts related thereto.
          “Business Day” means a day (a) other than Saturday or Sunday and (b) on which commercial banks are open for business in Seattle, Washington.
          “Code” means the Internal Revenue Code of 1986, as amended.
          “Contract” means any written legally binding contract, instrument, commitment, lease, sublease, arrangement, undertaking or other agreement as of the date hereof or as may hereafter be in effect.
          “Deferred Payment” means $4,000,000 withheld from the Patent Purchase Price (as defined in the Patent Purchase Agreement).
          “Digeo Interactive” means Digeo Interactive, LLC, a Delaware limited liability company.
          “Employee Benefit Plan” means any benefit or compensation plan, policy, agreement or arrangement that is an “employee benefit plan” within the meaning of Section 3(3) of ERISA, and any other written or oral plan, policy, agreement or arrangement (whether or not subject to ERISA) involving direct or indirect compensation, including health, dental, vision or life insurance coverage, vacation, loans, fringe benefits, severance benefits, unemployment benefits, change in control plans or agreements, disability benefits, retirement income, deferred compensation, bonuses, stock options, stock ownership or purchase, phantom stock, stock appreciation, stock based or other forms of incentive compensation, bonus or post-retirement compensation or benefits.
          “Employees” means all employees of Seller and the Seller Subsidiaries immediately before the Closing.
          “Encumbrance” means any lien (statutory or otherwise), pledge, mortgage, easement, encroachment, right of possession, lease, security interest, encumbrance, preference, priority or security agreement of any kind or nature whatsoever (including the interest of a vendor or lessor under any conditional sale, capitalized lease or other title retention agreement) or other restriction on transfer, except for: (i) liens or other imperfections of title that would not be reasonably likely to, individually or in the aggregate, materially impair the value of, or the ability to sell or license, the Purchased Assets; (ii) liens and encumbrances for Taxes, assessments or other government charges not yet due or which are being contested in good faith; (iii) vendor’s liens related to the accounts payable assumed by Buyer pursuant to Section 1.4(i) not exceeding the unpaid purchase price of the encumbered asset; and (iv) non-exclusive licenses and agreements entered into in the ordinary course of business.
          “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
          “ERISA Affiliate” means any other entity that, together with Seller or any Seller Subsidiary, is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.
          “GAAP” means generally accepted accounting principles in the United States consistently applied.

          “Governmental Entity” means any national, state, local or foreign government, any court, tribunal, administrative agency, commission or other governmental official, authority or instrumentality, in each case whether domestic or foreign.
          “Indebtedness” means all (a) indebtedness for borrowed money or for the deferred purchase price of property or services (including reimbursement and all other obligations with respect to surety bonds, letters of credit and bankers’ acceptances, whether or not matured), including the current portion of such indebtedness, (b) obligations evidenced by notes, bonds, debentures or similar instruments or by letters of credit or similar arrangements relating to Seller or the Seller Subsidiaries, including purchase money obligations or other obligations relating to the deferred purchase price of property (other than trade payables incurred in the ordinary course of business), (c) capital lease obligations, (d) obligations under direct or indirect guaranties in respect of Liabilities of others, (e) obligations in respect of outstanding or unpaid checks or drafts or overdraft obligations and (f) accrued interest, prepayment premiums or penalties related to any of the foregoing.
          “Intellectual Property Rights” means worldwide industrial and intellectual property rights and all rights associated therewith, including: all patents and patent applications and all reissues, divisions, renewals, reexaminations, extensions, provisionals, continuations and continuations-in-part thereof and similar or equivalent rights in inventions and discoveries; all inventions (whether patentable or not), discoveries, invention disclosures, improvements, trade secrets, rights in proprietary information, and know how; all trade names, corporate names, fictitious names, brand names, product names, common law trademarks and service marks, trademark and service mark registrations and applications therefor, trade dress, logos, symbols, slogans, internet domain names, and all goodwill associated therewith and/or symbolized thereby; all works of authorship, copyrights, copyright registrations, renewals, and applications therefor; all computer programs, systems, applications, and software, including all source code, object code, firmware, and development tools; all designs, schematics, specifications, manufacturing and other processes, and rights in prototypes and other products; all websites and all designs related thereto; all databases and data collections, including customer and supplier lists, and all rights therein; all moral and economic rights of authors and inventors, however denominated; any similar or equivalent rights to any of the foregoing; and the right to sue for past, present, and future infringement of any or all of the foregoing.
          “IRS” means the Internal Revenue Service.
          “knowledge” means, with respect to any fact, circumstance, event or other matter in question, the actual knowledge of such fact, circumstance, event or other matter of the executive officers of Seller and the Seller Subsidiaries (with respect to Seller) set forth on Schedule 1.1 (i) hereto and with respect to Vulcan, those individuals set forth on Schedule 1.1(ii) hereto.
          “Legal Requirements” means any federal, state, foreign, local, municipal or other law, statute, constitution, principle of common law, Order, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity, including any Environmental, Health, and Safety Requirement.
          “Liability” means any obligation or liability, including any liability for Taxes.
          “Material Adverse Effect” means an effect that is or could reasonably be expected to (a) be materially adverse to the assets, liabilities, condition (financial or otherwise), results of operation or the Purchased Assets, taken as a whole, or (b) materially impair or delay the consummation of the transactions contemplated hereby, except to the extent that any such effect results from: (i) changes in general economic conditions (provided that such changes do not affect Seller in a substantially disproportionate manner), (ii) changes affecting the industry generally in which Seller operates (provided that such changes do not affect Seller in a substantially disproportionate manner), (iii) acts of God, or acts of war, terrorism, violence or other political events, (iv) changes in applicable laws or accounting principles after the date hereof, (v) any failure by Seller to meet internal projections or forecasts or revenue or earnings predictions for any period ending on or after the date hereof, (vi) the announcement or pendency of the Asset Purchase (including any cancellation of or delays in customer orders, any reduction in sales, any disruption in supplier, distributor, partner or similar relationships), (vii) continued incurred losses or (viii) compliance with the terms of, or the taking of any action required by, this Agreement.
          “Moxi” means Moxi Digital, Inc., a California corporation.
          “Order” means any decree, order, judgment, writ, award, injunction, stipulation or consent of or by any Governmental Entity.
          “Permit” means any franchise, grant, authorization, license, certification, permit, easement, variance, exception, consent, certificate, approval and order of any Governmental Entity.
          “Person” means any natural person, company, corporation, limited liability company, general partnership, limited partnership, trust, proprietorship, joint venture, business organization or Governmental Entity.
          “Post-Closing Taxes” means any Taxes (other than Transfer Taxes) for any period (or portion thereof) beginning on or after the Closing Date and any portion of a Straddle Tax Period beginning after the Closing Date that relate to, or are incurred with respect to, the Business, a Purchased Asset, an Assumed Liability, or any employee of Buyer (including any Transferred Employee).
          “Pre-Closing Taxes” means any Taxes (other than Transfer Taxes) for any period (or portion thereof) ending on or before the Closing Date that relate to, or are incurred with respect to, the Business, a Purchased Asset, an Assumed Liability, or any employee of Seller or any Seller Subsidiary (including any Transferred Employee), whether accrued on, before or after the Closing Date.
          “Securities Act” means the Securities Act of 1933, as amended.
          “Seller Plan” means each Employee Benefit Plan currently maintained or contributed to by Seller, any Seller Subsidiary or any ERISA Affiliate, or in respect of which Seller, any Seller Subsidiary or any ERISA Affiliate has or may have any Liability, and covering current or former employees, independent contractors, consultants, temporary employees and current or former directors of Seller or any Seller Subsidiary.
          “Seller Subsidiary” means each Subsidiary of Seller.
          “Seller Net Working Capital” means (A) the sum of Seller’s (i) accounts receivable and (ii) inventory less (B) the sum of (i) Seller’s accounts payable (excluding up to $1,000,000 in accounts payable, which Seller shall be permitted to retain) and (ii) accrued expenses (each, as defined by and determined in accordance with GAAP), in the form set forth on Schedule 1.1 (iii) hereto.
          “Seller Net Working Capital Certificate” means a certificate executed by the Chief Executive Officer of the Seller dated as of the Closing Date, certifying the amount of Seller Net Working Capital as of the Closing Date (including (i) an itemized list of each element of the Seller’s accounts receivable and inventory, and (ii) an itemized list of each element of the Seller’s accounts payable and accrued expenses).
          “Straddle Tax Period” shall mean any Tax period which includes, but does not end on, the Closing Date.
          “Subsidiary” of a specified entity means any corporation, association, business entity, partnership, limited liability company or other Person of which the specified entity, either alone or together with one or more Subsidiaries or by one or more other Subsidiaries directly or indirectly owns or controls securities or other interests representing more than fifty percent (50%) of the voting power of such Person.
          “Tax” (and, with correlative meaning, “Taxes” and “Taxable”) means (i) all taxes, charges, fees, duties (including custom duties), levies, or other assessments, including, any net income, alternative or add-on minimum tax, gross income, estimated, net or gross receipts, sales, use, ad valorem, value added, transfer, franchise, capital stock, profits, license, registration, withholding, payroll, social security (or equivalent), employment, unemployment, disability, excise, severance, stamp, capital gains, net or gross proceeds, real property, personal property (whether tangible or intangible), gaming, capital, lease, occupational, equalization, environmental, or other taxes, charges or fees assessed by any Governmental Entity, including any interest, penalties, or additions to tax attributable thereto; and (ii) any liability for the payment of amounts with respect to payments of a type described in clause (i) as a result of being a member of an affiliated, consolidated, combined or unitary group, or as a result of any obligation under any tax sharing arrangement or tax indemnity agreement.
          “Tax Return” means any return, statement, report or form (including estimated Tax returns and reports, withholding Tax returns and reports, any schedule or attachment, and information returns and reports) required to be filed or supplied to a third party with respect to Taxes.
          “Total Consideration” means the Purchase Price plus the Patent Purchase Price (as defined in the Patent Purchase Agreement).
          “Transferred Employee” means any Employee of Seller or a Seller Subsidiary who accepts employment with Buyer and commences such employment at Closing.
     1.2 Purchase and Sale. Upon the terms and subject to the conditions of this Agreement, Buyer agrees to purchase from Seller and the Seller Subsidiaries, and Seller agrees to, and to cause the Seller Subsidiaries to, sell, transfer, convey, assign and deliver to Buyer at the Closing (as defined in Section 1.8), free and clear of all Encumbrances, the following assets, rights and properties of Seller and the Seller Subsidiaries, whether tangible or intangible, real, personal or mixed, wherever located, and whether or not carried and reflected on the books of Seller and the Seller Subsidiaries relating to, used or employed in connection with the Business (collectively, the “Purchased Assets”):
               (i) the Seller Products;
               (ii) all of the rights to and interest of Seller and each Seller Subsidiary in Intellectual Property Rights, including the Seller Registered Intellectual Property Rights;
               (iii) all rights of Seller and each Seller Subsidiary under those Contracts set forth on Schedule 1.2(iii) (the “Assigned Contracts”);

               (iv) all computers, equipment, furniture and other tangible assets of Seller and the Seller Subsidiaries;
               (v) Seller’s rights to and interest in those patents set forth on Schedule 1.2(v) (the “IPDN Patents”);
               (vi) all accounts receivable;
               (vii) except as set forth in Section 1.3(i) and on Schedule 1.3(iii), all cash and cash equivalents on hand, in banks or in transit and any and all marketable securities;
               (viii) all inventory, consumable supplies, spare parts and repair materials and any and all other inventories of Seller and the Seller Subsidiaries (“Inventories”);
               (ix) the goodwill associated with the Purchased Assets;
               (x) all transferable Permits;
               (xi) all of the right, title and interest of Seller and each Seller Subsidiary in choses in action, claims and causes of action or rights of recovery or set-off of every kind and character, whether mature, contingent or otherwise, whether in tort, contract or otherwise, including under or pursuant to warranties, representations and guarantees made by manufacturers, suppliers, vendor or other Persons, in each case only to the extent they are not related to the Excluded Assets or the Excluded Liabilities; and
               (xii) rights to the names “Digeo” and “Moxi” and all derivatives thereof and all trademarks related thereto.
     1.3 Excluded Assets. For the avoidance of doubt, Seller and the Seller Subsidiaries shall retain and not sell, assign, transfer or deliver, and Buyer shall not purchase, acquire, or have any ownership claim of right in respect of the following assets (collectively, the “Excluded Assets”) of Seller and the Seller Subsidiaries:
               (i) (A) $1,000,000 in restricted cash related to the Letter of Credit, dated as of December 5, 2007, as amended, between Digeo Interactive and Unihan Corporation and (B) restricted cash related to the letter of credit issued in connection with the lease between Seller and University Ave. Real, LLC for the property located at 151 University Avenue, Palo Alto, California;
               (ii) all Contracts other than the Assigned Contracts;
               (iii) the rights, assets and properties described in Schedule 1.3(iii) under the heading “Excluded Assets”;
               (iv) Seller and the Seller Subsidiaries’ seals, if any, minute books and corporate record books, the general ledgers and books of original entry, all income Tax Returns and other income Tax records;
               (v) All refunds, rights of recovery and other rights relating to Taxes of the Seller and the Seller Subsidiaries;

               (vi) All deferred Tax assets or Tax attributes of Seller and the Seller Subsidiaries (including net operating losses);
               (vii) Seller’s rights under this Agreement; and
               (viii) any stock, partnership interest, joint venture interest or other equity interest in any Person.
     1.4 Assumed Liabilities. As additional consideration for the Purchased Assets, Buyer does hereby assume, agree to perform, and in due course pay and discharge, only the following obligations and liabilities of Seller and the Seller Subsidiaries and only to the extent such obligations and liabilities are not overdue or delinquent on the Closing Date without regard to any grace period and without the incurrence of any increase in amounts due (collectively, the “Assumed Liabilities”):
               (i) except as set forth in Section 1.5(i), accounts payable as of the Closing Date as set forth on the Seller Net Working Capital Certificate;
               (ii) accrued expenses as of the Closing Date as set forth on the Seller Net Working Capital Certificate;
               (iii) the liabilities of Seller and the Seller Subsidiaries as set forth on Schedule 1.4(iii), including accrued vacation of Transferred Employees;
               (iv) the obligations and liabilities of Seller and the Seller Subsidiaries under the Assigned Contracts (but only to the extent such obligations and liabilities relate to contractual rights whose benefits accrue to Buyer from and after the Closing and are not attributable to any breach or default by Seller or any Seller Subsidiary and excluding any liabilities thereunder arising prior to the Closing Date and not expressly assumed hereunder);
               (v) the liabilities identified in Section 1.6 for which Buyer agrees therein to be responsible; and
               (vi) any Post-Closing Taxes or Taxes for which Buyer is liable pursuant to Section 4.7.
     1.5 Excluded Liabilities. Buyer shall not assume or pay and Seller and the Seller Subsidiaries shall continue to be responsible for all Liabilities of Seller and the Seller Subsidiaries, whether or not relating to the Business, not expressly assumed by Buyer pursuant to Section 1.4 (the “Excluded Liabilities”). Specifically, without limiting the foregoing, Buyer shall not assume:
               (i) up to $1,000,000 in accounts payable to be mutually agreed to between Buyer and Seller as of the Closing Date, and to be set forth on the Seller Net Working Capital Certificate;
               (ii) any claim, action, suit or proceeding pending or threatened against Seller or any Seller Subsidiary as of the Closing Date, notwithstanding the disclosure thereof in the Seller Disclosure Letter or otherwise, or any subsequent claim, action, suit or proceeding arising out of or relating to such pending matters, any other similar event occurring on or prior to the Closing Date or resulting from the conduct of the Business by Seller or any Seller Subsidiary on or prior to the Closing Date;
               (iii) any Liability arising out of or relating to the Excluded Assets;

               (iv) any Pre-Closing Taxes or Taxes for which Seller is liable pursuant to Section 4.7;
               (v) any Liability arising from claims, proceedings or causes of action resulting from property damage or personal injuries (including death) caused by inventory sold, products manufactured or services rendered by Seller, any Seller Subsidiary or the Business on or prior to the Closing Date;
               (vi) any Liability arising from product liability claims, with respect to products, materials or services manufactured, sold, performed or shipped by Seller, any Seller Subsidiary or the Business on or prior to the Closing Date;
               (vii) any Liability relating to the violation of or failure to comply with any Legal Requirement in connection with the operation of the Business, or the condition of the Purchased Assets, prior to the Closing;
               (viii) any Liability with respect to deferred salary, salary, wages, severance, bonus, compensation or any other labor or employment Liability of Seller or any Seller Subsidiary, including any Liability of Seller or any Seller Subsidiary with respect to any Seller Plan or other Liability of Seller or any Seller Subsidiary related to ERISA, but excluding any coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) or similar state law for qualified “M&A qualified beneficiary,” as more fully set forth in Section 4.10(c); and
               (ix) any Indebtedness of Seller or any Seller Subsidiary.
     1.6 Proration of Expenses and Prepaid Amounts.
          (a) The following items that relate to the Purchased Assets shall be prorated as of the Closing Date, with Seller and the Seller Subsidiaries paying and being responsible for and receiving the benefit of such items to the extent they relate to the period ending immediately prior to the Closing and Buyer paying and being responsible for and receiving the benefits of such items to the extent they relate to periods from and after the Closing Date:
               (i) payments and other charges due under the Assigned Contracts;
               (ii) personal property taxes; and
               (iii) periodically recurring governmental fees for Permits transferred to Buyer.
          (b) Within 90 days after the Closing Date, Buyer and the Seller Parties shall give notice to the other of the payment, receipt and allocation of any of the items described in Section 1.6(a) and the Seller Parties shall reimburse Buyer, or Buyer shall reimburse the Seller Parties, as the case may be, the net amount owed to the other. Seller, the Seller Subsidiaries and Buyer shall cooperate and provide each other with all supporting documentation reasonably requested by the other party with respect to the proration required by this Section 1.6.
          (c) If Buyer or any Seller Party objects in writing to the proration of expenses and prepaid amounts set forth in any notice given pursuant to Section 1.6(b), the parties shall attempt to resolve the dispute in good faith for twenty (20) Business Days after the other party’s receipt of such objection.

          (d) If no resolution is reached, the dispute shall be resolved in accordance with the provisions of Section 8.9.
     1.7 Assignment of Contracts and Rights.
          (a) Anything in this Agreement to the contrary notwithstanding, this Agreement shall not constitute an agreement to assign any Purchased Asset or any claim or right or any benefit arising thereunder or resulting therefrom if an attempted assignment thereof, without consent or waiver of a third party thereto or any third party (including any Authority), would constitute a breach or other contravention thereof, would constitute a violation of any Legal Requirement or Order or in any way adversely affect the rights of Buyer, Seller, or any Seller Subsidiary thereunder. Prior and subsequent to the Closing, Seller and each Seller Subsidiary shall use their commercially reasonable efforts (but without any payment of money by Seller), and Buyer shall cooperate with Seller and each Seller Subsidiary, to obtain any consents or waivers to the sale or assignment of any such Purchased Asset or claim or right or any benefit arising thereunder for the assignment thereof to Buyer. With respect to any Assigned Contract that requires Buyer, as assignee, to accept and agree to be bound by all of the existing terms and conditions of such Assigned Contract, or contains a similar requirement, Buyer shall so accept and agree as required by such Assigned Contract.
          (b) To the extent, and for so long as, any such consents and waivers are not obtained with respect to any Purchased Asset or any claim or right or any benefit arising thereunder or resulting therefrom, this Agreement, to the extent permitted by applicable Legal Requirement, shall constitute an equitable assignment by Seller or a Seller Subsidiary, as the case may be, to Buyer of all of Seller’s or such Seller Subsidiaries’, as the case may be, rights, benefits, title and interest in, to and under such Purchased Asset or any claim or right or any benefit arising thereunder or resulting therefrom and Buyer shall be deemed to be Seller’s or such Seller Subsidiaries’, as the case may be, agent for the purpose of completing, fulfilling and discharging all of Seller’s or such Seller Subsidiaries’, as the case may be, rights and liabilities under such Purchased Asset or any claim or right or any benefit arising thereunder or resulting therefrom arising after the Closing, and Seller or such Seller Subsidiary, as the case may be, shall take all actions necessary to provide to Buyer the benefits of such Purchased Asset or any claim or right or any benefit arising thereunder or resulting therefrom. The Seller Parties shall hold all Buyer Indemnitees harmless from any Adverse Consequences that directly result from Seller’s or such Seller Subsidiaries’ failure to obtain any required consent to assignment of a Purchased Asset or any claim or right or any benefit arising thereunder or resulting therefrom.
          (c) Nothing in this Section 1.7 shall be deemed a waiver by Buyer of its right to have received on or before the Closing an effective assignment of all of the Purchased Assets, nor shall this Section 1.7 be deemed to constitute an agreement to exclude from the Purchased Assets any assets described in the definition of Purchased Assets in Section 1.2.
     1.8 Closing. The Closing of the transactions contemplated hereby (the “Closing”) shall take place at a time and date to be specified by the parties as soon as practicable after the satisfaction or waiver of each of the conditions set forth in Article V (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions), via exchange of signatures by nationally recognized overnight courier, facsimile and/or .pdf. The date on which the Closing actually occurs is herein sometimes referred to as the “Closing Date.”
     1.9 Purchase Price.
          (a) Purchase Price. In addition to the payment in the amount of $1,500,000 (the “Deposit Amount”) made by Buyer to Seller pursuant to that certain Letter of Intent, dated September 4,

2009, between Buyer and Seller, which Deposit Amount Buyer shall forfeit if the Asset Purchase is not consummated on or before October 19, 2009, on the terms and subject to the conditions set forth in this Agreement, in consideration for the Purchased Assets, Buyer shall pay to Seller by check or wire transfer of immediately available funds an amount equal to $5,000,000 plus the sum of (A) the amount, if any, by which the Seller Net Working Capital as of the Closing Date exceeds the Seller Net Working Capital as of June 30, 2009 as set forth on Schedule 1.1(iii) hereto and (B) the aggregate amount of additional funding provided by Vulcan to Seller between October 1, 2009 and the Closing Date (collectively, the “Closing Payment”) (the Closing Payment, together with the Deposit Amount are hereinafter referred to collectively as the “Purchase Price”).
          (b) Allocation of Purchase Price. Within 90 days of the Closing Date, Buyer and Seller shall in good faith mutually agree upon a schedule allocating the Purchase Price (and Assumed Liabilities and other relevant items) among the Purchased Assets (the “Purchase Price Allocation Schedule”). The Purchase Price Allocation Schedule will be prepared in accordance with the applicable provisions of the Code. Buyer and Seller agree for all Tax reporting purposes to report the transactions in accordance with the Purchase Price Allocation Schedule and to not take any position during the course of any audit or other proceeding inconsistent with such schedule unless required by a determination of the applicable Governmental Entity that is final. Buyer and Seller shall make appropriate adjustments to the Purchase Price Allocation Schedule to reflect changes in the Purchase Price.
     1.10 Title Passage; Delivery of Purchased Assets.
          (a) Title Passage. Upon the Closing, all of the right, title and interest of Seller and the Seller Subsidiaries in and to all of the Purchased Assets shall pass to Buyer; provided, however, that Buyer may elect (by written notice to Seller) to require Seller and the Seller Subsidiaries to convey any of the Purchased Assets to a Subsidiary or Affiliate of Buyer rather than to Buyer, and Seller and the Seller Subsidiaries shall comply with any such election by delivering to Buyer or a Subsidiary or Affiliate of Buyer, as applicable, (i) possession of the Purchased Assets and (ii) proper assignments, conveyances and bills of sale sufficient to convey to Buyer or a Subsidiary or Affiliate of Buyer, as applicable, good and marketable title to all of the Purchased Assets (excluding the IPDN Patents and subject to any underlying Third Party Intellectual Property Rights), free and clear of all Encumbrances.
          (b) Method of Delivery of Assets; Transfer Taxes. The Purchased Assets shall be delivered to Buyer or a Subsidiary or Affiliate of Buyer, as applicable, in the form and to the location to be mutually determined by Seller and Buyer before the Closing Date at Buyer’s cost and expense; provided, that, to the extent practicable, Seller and the Seller Subsidiaries shall deliver all of the Purchased Assets through electronic delivery or in another manner reasonably calculated and legally permitted to minimize or avoid the incurrence of transfer and sales Taxes if such method of delivery does not adversely affect the condition, operability or usefulness of any Purchased Asset. Buyer and Seller will share equally in the payment of all sales, transfer, bulk sales, stamp, income, capital gains, use, purchase, value added, excise, real and personal property or other Taxes associated with the transactions contemplated by this Agreement (collectively, “Transfer Taxes”), including those Transfer Taxes imposed on or with respect to Buyer or the Purchased Assets. Buyer and Seller shall share equally in any expenses associated with the filing of all necessary Tax Returns and other documentation with respect to all such Taxes, fees and charges, and, if required by applicable Legal Requirements, Buyer will join Seller in the execution of any such Tax Returns and other documentation.

ARTICLE II
REPRESENTATIONS AND WARRANTIES OF SELLER PARTIES
     Subject to the disclosures set forth in the disclosure letter of the Seller Parties delivered to Buyer concurrently with the parties’ execution of this Agreement (the “Seller Disclosure Letter”), the Seller Parties jointly and severally represent and warrant to Buyer as follows:
     2.1 Organization, Standing and Power. Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Digeo Interactive is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Delaware. Moxi is a corporation duly organized, validly existing and in good standing under the laws of the State of California. Vulcan is a corporation duly organized, validly existing and in good standing under the laws of the State of Washington. Seller and each Seller Subsidiary has all corporate or limited liability company, as applicable, power and authority and all necessary governmental approvals to own, operate and lease their respective properties and to conduct their respective business as currently being conducted and are duly qualified to do business and in good standing in each jurisdiction where the failure to be so qualified or in good standing, individually or in the aggregate with any such other failures, would reasonably be expected to have a Material Adverse Effect.
     2.2 Authority; Noncontravention.
          (a) Each of the Seller Parties and the Seller Subsidiaries has all requisite corporate or limited liability company, as applicable, power and authority to enter into this Agreement or the Ancillary Agreements to which it is a party and to consummate the transactions contemplated by this Agreement and the Ancillary Agreements, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated herein and therein to be consummated by it. The execution and delivery of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements to which a Seller Party or a Seller Subsidiary is a party have been duly authorized and approved by all necessary action on the part of the appropriate Seller Parties and Seller Subsidiaries, and their respective Board of Directors or Managers, as applicable, and stockholders or members, as applicable, and no other action on the part of the Seller Parties, the Seller Subsidiaries or their respective Board of Directors, as applicable, or stockholders or members, as applicable, is required to authorize this Agreement and the Ancillary Agreements to which each is a party or to consummate the transactions contemplated hereby and thereby. This Agreement and the Ancillary Agreements to which the Seller Parties and the Seller Subsidiaries are a party have been or will be validly executed and delivered by the Seller Parties and the Seller Subsidiaries. This Agreement and the Ancillary Agreements to which the Seller Parties and the Seller Subsidiaries are (or will be) a party constitute (or will constitute) valid and binding obligations of the Seller Parties and the Seller Subsidiaries enforceable against the Seller Parties and the Seller Subsidiaries in accordance with their respective terms, subject only to the effect, if any, of (i) applicable bankruptcy and other similar Legal Requirements affecting the rights of creditors generally and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.
          (b) The execution and delivery by the Seller Parties and the Seller Subsidiaries of this Agreement and the Ancillary Agreements to which each is a party do not, and the consummation of the transactions contemplated hereby and thereby will not, result in the creation of any Encumbrance on any of the Purchased Assets or Assigned Patent Rights. Except as set forth on Schedule 2.2(b) of the Seller Disclosure Letter, the execution and delivery by the Seller Parties and the Seller Subsidiaries of this Agreement and the Ancillary Agreements to which they are a party do not, and the consummation of the transactions contemplated hereby and thereby will not, conflict with, result in any default under or violate, (A) any provision of the Certificate of Incorporation or Bylaws or other governing document of the Seller

Parties and the Seller Subsidiaries, (B) any material Legal Requirements applicable to the Seller Parties, any Seller Subsidiary or any of the Purchased Assets or Assigned Patent Rights, or (C) require any consent, notice or approval under, result in any breach of, any loss of any benefit under or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to the other party any right of termination, vesting, amendment, acceleration or cancellation, or result in the creation of an Encumbrance on any property or asset of Seller or any Seller Subsidiary pursuant to, any Assigned Contract, except, with respect to clauses (B) and (C) only, that would not reasonably be expected to result in a Material Adverse Effect.
          (c) Except as set forth on Schedule 2.2(c) of the Seller Disclosure Letter, no consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity or any other Person is required by the Seller Parties or any Seller Subsidiary in connection with the execution and delivery of this Agreement or the Ancillary Agreements or the consummation of the transactions contemplated hereby and thereby.
     2.3 Litigation.
          (a) Except as set forth on Schedule 2.3(a) of the Seller Disclosure Letter, there is no private or governmental action, suit, proceeding, claim, arbitration, mediation, investigation, litigation, or inquiry pending or, to the knowledge of Seller, threatened before, with or by any Governmental Entity or other Person against Seller, any Seller Subsidiary or any of the Purchased Assets or Assigned Patent Rights. There is no judgment, decree, injunction, rule, settlement, order or similar written agreement to which Seller, any Seller Subsidiary or any of the Purchased Assets are subject.
          (b) Neither Seller nor any Seller Subsidiary has any present action, suit, proceeding, claim, arbitration, mediation, investigation, litigation, or inquiry against it giving rise to any Liability arising out of any injury to individuals or property as a result of the license, possession or use of any Seller Product.
          (c) There are no actions, suits, arbitrations, mediations, proceedings or claims pending or, to the knowledge of Seller or Vulcan, threatened against Seller, the Seller Subsidiaries or Vulcan that seek to restrain or enjoin the consummation of the transactions contemplated hereby or by the Ancillary Agreements.
          (d) Neither Seller, Vulcan nor any Seller Subsidiary has any action, suit, proceeding, claim, arbitration, mediation, investigation, litigation, or inquiry pending against any other Person with respect to the Purchased Assets or Assigned Patent Rights.
     2.4 Compliance with Laws; Governmental Permits.
          (a) Seller and each Seller Subsidiary has complied with, and is not in violation of, any Legal Requirement with respect to the ownership or operation of the Purchased Assets, except as would not result in a material liability with respect to the Purchased Assets.
          (b) Seller and each Seller Subsidiary has obtained each federal, state, county, local or foreign governmental consent, license, permit, grant, franchise, certification, easement, variance, exception, approval or other authorization of a Governmental Entity pursuant to which Seller and each Seller Subsidiary currently operates any of the Purchased Assets, except as would not result in a material liability with respect to the Purchased Assets (all of the foregoing consents, licenses, permits, grants, franchises, certifications, easements, variances, exceptions, approvals or other authorizations, collectively, the “Seller Authorizations”), and all of the Seller Authorizations are valid and in full force and effect.

Neither Seller nor any Seller Subsidiary has received any written notice from any Governmental Entity regarding any (i) actual or possible material violation of a Legal Requirement or any Seller Authorization or any failure to comply with any term or requirement of any Seller Authorization or (ii) actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Seller Authorization. To the knowledge of Seller, there is no threatened revocation, withdrawal, suspension, cancellation, termination or modification of any Seller Authorization.
     2.5 Taxes.
          (a) Seller and each Seller Subsidiary have complied in all material respects with all Legal Requirements relating to Taxes with respect to the Purchased Assets, have properly completed and timely filed all Tax Returns required to be filed by them prior to the Closing Date and have timely paid all Taxes required to be paid by them for which payment is due or for which they could be liable as a result of transferee liability, joint and several liability, contractual liability, or otherwise. All such Tax Returns are true, correct and complete in all material respects. To the extent that the Buyer would have successor liability or a lien would be placed on any of the Purchased Assets, neither Seller nor any Seller Subsidiary has any liability for Taxes in excess of the amount so paid or accruals or reserves so established, in each case, with respect to the Purchased Assets.
          (b) There are no existing Encumbrances for Taxes on any of the Purchased Assets (except for Encumbrances for Taxes that are not yet due and payable).
          (c) Seller and each Seller Subsidiary have (i) withheld all required amounts from payments to their respective employees, agents, contractors, nonresidents, and other third parties and timely remitted such amounts to the proper Governmental Entity in accordance with applicable Legal Requirements; (ii) timely paid all employment Taxes with respect to their respective employees (including all Transferred Employees); and (iii) timely filed all Tax Returns relating to withholding, employment and unemployment Taxes with the appropriate Governmental Entity in accordance with applicable Legal Requirements.
          (d) No portion of the cost of any of the Purchased Assets was financed directly or indirectly from the proceeds of any tax exempt state or local government obligation described in Section 103(a) of the Code. None of the Purchased Assets is tax exempt use property under Section 168(h) of the Code. None of the Purchased Assets constitutes an interest in any arrangement taxed as a corporation or partnership for any income tax purposes.
          (e) Neither Seller nor any Seller Subsidiary has extended any statute of limitations relating to any Taxes for which Buyer could be liable under this Agreement or pursuant to applicable Legal Requirements. With respect to any Taxes relating to the Purchased Assets for which Buyer could be liable under this Agreement or pursuant to applicable Legal Requirements, no audits or other proceedings are ongoing or, to the knowledge of Seller, threatened with respect to any Taxes of Seller or any Seller Subsidiary (including any Pre-Closing Taxes).
     2.6 Intellectual Property.
          (a) As used in this Agreement, the following terms shall have the meanings indicated below:
               (i) “Seller IP Rights” means (A) the Intellectual Property Rights included in the Purchased Assets and (B) the Assigned Patent Rights.

               (ii) “Seller-Owned IP Rights” means Seller IP Rights that are owned by a Seller Party, including the Assigned Patent Rights.
               (iii) “Seller Registered Intellectual Property Rights” means (A) the United States, international and foreign: (w) patents and patent applications (including provisional applications) (“Patents”); (x) registered trademarks, applications to register trademarks, intent-to-use applications, or other registrations or applications related to trademarks (“Trademarks”); (y) registered Internet domain names; and (z) registered copyrights and applications for copyright registration; registered or filed in the name of, a Seller Party or any Seller Subsidiary and listed in Schedule 2.6(a)(iii) of the Seller Disclosure Letter, and (B) the Assigned Patent Rights.
               (iv) “Third Party Intellectual Property Rights” means any Intellectual Property Rights owned by a third party.
               (v) “Seller Products” means all software, products or services that are, as of the Closing Date, designed, produced, marketed, licensed, sold, used, distributed or performed by or on behalf of Seller or any Seller Subsidiary.
               (vi) “Seller Software” means all computer software, databases and data collections and all rights thereto, including all enhancements, versions, releases and updates of the foregoing, developed by or for Seller or any Seller Subsidiary as of the Closing. Seller Software includes all source code, object code, firmware, development tools, files, records and data, and all media on which any of the foregoing is recorded.
               (vii) “Seller Source Code” means, collectively, any software source code or confidential manufacturing specifications or designs, any material portion or aspect of software source code or confidential manufacturing specifications or designs, or algorithm contained in any software source code or confidential manufacturing specifications or designs, of any Seller-Owned IP Rights or Seller Products.
          (b) Either a Seller Party or a Seller Subsidiary owns and has good and exclusive title to each item of Seller-Owned IP Rights that is material to the Business and each item of Seller Registered Intellectual Property Rights, free and clear of any Encumbrances, that would in the aggregate constitute a Material Adverse Effect. Except as set forth on Schedule 2.6(b) of the Seller Disclosure Schedule, no other royalties or other consideration are payable by either Seller Party or any Seller Subsidiary in connection with its use and enjoyment of Seller-Owned IP Rights.
          (c) Each license, sublicense or other Contract to which a Seller Party or any Seller Subsidiary is a party or by which a Seller Party or any Seller Subsidiary is bound under which any right, title or interest in and/or ownership of any Seller IP Rights, or any prior version thereof (“Seller License”), was acquired, is granted by a Seller Party or a Seller Subsidiary to another Person, or is granted by another Person to a Seller Party or a Seller Subsidiary, is a valid and binding obligation of such Seller Party or such Seller Subsidiary and, to the knowledge of Seller and Vulcan, of each other party thereto. To the knowledge of Seller, neither Seller, any Seller Subsidiary nor, any other Person, is in breach or violation of, or default under, any Seller License, and no event has occurred, is pending or is threatened, which, after the giving of notice, with lapse of time, or otherwise, would constitute a breach or default by Seller, any Seller Subsidiary or any other Person under any Seller License that is material to the Business. Except as set forth in Schedule 2.6(c) of the Seller Disclosure Letter, the consummation of the transactions contemplated by this Agreement will neither violate nor result in the breach, modification, cancellation, termination, or suspension of a Seller License.

          (d) Neither the execution and delivery or effectiveness of this Agreement, nor the Ancillary Agreements, nor the performance of Seller’s obligations hereunder or thereunder, will conflict with or cause, or give rise to a right of, the forfeiture, termination, cancellation, diminution or unenforceability of any Seller IP Rights (that are not Seller-Owned IP Rights) that would have a Material Adverse Effect.
          (e) To the knowledge of the Seller, all Seller-Owned IP Rights are valid, subsisting, and enforceable. There are no claims pending or threatened that challenged the validity or enforceability of any Seller-Owned IP Rights. With respect to Seller Registered Intellectual Property Rights, all registration, maintenance and renewal fees currently due in connection with such Seller Registered Intellectual Property Rights have been paid and all documents, recordations and certificates in connection with such Seller Registered Intellectual Property Rights currently required to be filed have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of prosecuting, maintaining and perfecting such Seller Registered Intellectual Property Rights and recording the applicable Seller Party’s or Seller Subsidiary’s ownership interests therein. With respect to the Patents, Seller Parties and the Seller Subsidiaries have complied with their duty of candor to the United States Patent and Trademark Office and patent offices in all jurisdictions outside the United States in which such Patents have been filed or prosecuted. Seller Registered Intellectual Property Rights have not been obtained through any fraudulent activity or misrepresentation.
          (f) To the knowledge of the Seller, no Intellectual Property Rights of any third party that are material to the Business as currently conducted that is not included in Seller IP Rights are used to make, market, offer for sale, sell, license, or otherwise dispose of Seller Products.
          (g) Other than the Assigned Patent Rights, Vulcan owns no Intellectual Property Rights that are necessary to be used in the Business as currently conducted.
          (h) Within the last year from the Agreement Date, neither the Seller Parties nor any Seller Subsidiary has brought any action, suit or proceeding for infringement, violation, misappropriation, or dilution of any Intellectual Property Rights or breach of any agreement involving Seller IP Rights that would have a Material Adverse Effect.
          (i) Except as set forth in Schedule 2.6(i) of the Seller Disclosure Letter, to the knowledge of Seller, the development, marketing, sale, leasing, licensing or delivery of the Purchased Assets (including Seller Products) as such activities are currently conducted by Seller and the Seller Subsidiaries do not infringe or misappropriate any Third Party Intellectual Property Rights that would have a Material Adverse Effect. Within the last year from the Agreement Date, neither Seller nor any Seller Subsidiary has received any written offer to license (or any other form of written notice of) any Third Party Intellectual Property Rights.
          (j) Except as set forth in Schedule 2.6(j) of the Seller Disclosure Letter, none of the Seller-Owned IP Rights is subject to any proceeding or outstanding order, settlement, agreement or stipulation restricting in any manner the use, transfer, or licensing by Seller, any Seller Subsidiary or Vulcan of any Seller-Owned IP Right.
          (k) Seller and each Seller Subsidiary have taken commercially reasonable steps to protect and preserve the confidentiality of all confidential or non-public information included in the Purchased Assets that are material to the Business as currently conducted, to the extent that Seller or such Seller Subsidiary has elected to maintain such information as a trade secret.

          (l) All Seller-Owned IP Rights were created by employees or by consultants and contractors of Seller or a Seller Subsidiary, who have created such Seller-Owned IP Rights within the scope of their employment or who have executed confidentiality and assignment of inventions agreement(s), or each author, inventor or developer of such Seller-Owned IP Rights has irrevocably assigned to Seller or a Seller Subsidiary in writing all proprietary rights in such Person’s work with respect to such Seller-Owned IP Rights. No other Person has made any claims to authorship or ownership of any part thereof. None of Seller-Owned IP Rights has been claimed to have been misappropriated from any third party. No current or former employee, independent contractor or consultant of Seller has asserted any continued interest in any Seller-Owned IP Rights.
          (m) No Patents within Seller-Owned IP Rights is currently involved in any interference, reissue, reexamination or opposition proceeding and, to the knowledge of Seller and Vulcan, no such action has been threatened with respect to any such Patents.
          (n) All material Trademarks within Seller-Owned IP Rights that are currently used in the operation of the business of Seller and the Seller Subsidiaries have been in use by Seller or a Seller Subsidiary since the date of their initial use in commerce. To the knowledge of Seller, there has been no prior use of any registered Trademarks owned by Seller or any Seller Subsidiary or other action taken by any third party that would confer upon such third party superior rights in such Trademarks. Seller and the Seller Subsidiaries have taken reasonable steps to prevent infringement of the Trademarks referenced in the first sentence of this Section 2.6(n). No Trademark within Seller-Owned IP Rights is currently involved in any opposition or cancellation proceeding and no such action has been threatened with respect to any of the Trademarks.
          (o) No registration or use of the domain names included in Seller Registered Intellectual Property Rights has been disturbed or placed “on hold” and neither Seller nor any Seller Subsidiary has received written notice of any claim asserted against Seller or such Seller Subsidiary adverse to their rights to such domain names.
          (p) The Seller Software includes the source code, system documentation, statements of principles of operation and schematics, as well as any pertinent commentary, explanation, program (including compilers), workbenches, tools, and higher level (or “proprietary”) language used for the development, maintenance, implementation and use thereof, so that a computer programmer reasonably skilled in the field could develop, maintain, support, compile and use all releases or separate versions of the same that are currently subject to maintenance obligations by Seller and the Seller Subsidiaries.
          (q) Except as set forth in Schedule 2.6(q) of the Seller Disclosure Letter and for disclosures of Seller Source Code to employees and consultants of Seller and any Seller Subsidiary involved in the development of Seller Products, (i) neither Seller nor any Seller Subsidiary has disclosed, delivered or licensed to any Person, or permitted the disclosure or delivery to any escrow agent or other Person of, any Seller Source Code; and (ii) no event has occurred, and no circumstance or condition currently exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, require the disclosure, delivery or license by Seller or any Seller Subsidiary to any Person of any Seller Source Code.
     2.7 Purchased Assets.
          (a) Either Seller or a Seller Subsidiary has good and marketable title to the tangible Purchased Assets, free and clear of any Encumbrances, and upon consummation of the transactions contemplated hereby and thereby, Buyer will obtain good and marketable title in and to, or a valid leasehold interest in, each of the tangible Purchased Assets, free and clear of any Encumbrances. All tangible Purchased Assets have been maintained in accordance with normal industry practice, are in good operating condition and repair (subject to normal wear and tear), and are suitable for the purposes for which they presently are used.
          (b) The Purchased Assets, together with the Assigned Patent Rights, are sufficient for Buyer to continue to operate the Business as currently conducted in all material respects following the Closing.
          (c) Each lease or other agreement pursuant to which Seller or any Seller Subsidiary leases or subleases any real property (a “Real Property Lease”) is set forth on Schedule 2.7(c) of the Seller Disclosure Letter. There are no material disputes, oral agreements, or forbearance programs in effect as to any Real Property Lease. Except as set forth in Schedule 2.7(c) of the Seller Disclosure Letter, neither Seller nor any Seller Subsidiary has subleased, licensed, assigned, transferred, conveyed, mortgaged, deeded in trust, or encumbered any interest under any Real Property Lease. The monthly rent and all other charges due under each Real Property Lease are current and will have been paid in full through Closing. To the knowledge of Seller, all facilities leased or subleased pursuant to the Real Property Leases have received all approvals of Governmental Authorities (including Permits) required in connection with the use and operation thereof and have been operated and maintained in all material respects in accordance with applicable Legal Requirements. Neither Seller nor any Subsidiary has received a notice of any pending condemnation proceedings, lawsuits, or administrative actions relating to the facilities leased or subleased pursuant to the Real Property Leases or other matters affecting materially and adversely the current use or occupancy thereof and, to the knowledge of Seller, none are threatened.
          (d) Neither Seller nor any Seller Subsidiary owns, or has ever owned, any real property or interests in real property in fee simple, and neither Seller nor any Seller Subsidiary has any outstanding options or rights of first refusal to purchase any real property, or any portion thereof or such interest therein.
          (e) All Seller Products, including Seller Software, are in conformance with, and operate according to, the corresponding technical specifications and other documentation in all material respects.
     2.8 Subsidiaries. Except as set forth in Schedule 2.8 of the Seller Disclosure Letter, neither Seller nor any Seller Subsidiary has any Subsidiaries. Seller owns all of the outstanding capital stock or other equity interests in each of its Subsidiaries set forth in Schedule 2.8 of the Seller Disclosure Letter.
     2.9 Financial Statements.
          (a) Seller has delivered to Buyer (i) audited consolidated financial statements of Seller and the Seller Subsidiaries as of December 31, 2007 and 2006 and the related consolidated audited statements of operations, stockholders’ deficit, and cash flow for the years then ended, including in each case the notes thereto (collectively, the “Audited Financial Statements”), and (ii) the unaudited (A) consolidated financial statements of Seller and the Seller Subsidiaries as of December 31, 2008 and the related consolidated statements of operations, stockholders’ deficit, and cash flow for the year then ended and (B) consolidated balance sheet of Seller as of June 30, 2009 and the unaudited consolidated statements of operations and cash flows for the six (6)-month period ended on such date, prepared by Seller (collectively, “Unaudited Financial Statements” and, together with the Audited Financial Statements, the “Financial Statements”).
          (b) Except as set forth in Schedule 2.9(b) of the Seller Disclosure Letter, the Financial Statements (including, in each case, any notes thereto) (i) were prepared in accordance with

GAAP then in effect, except that the Unaudited Financial Statements do not contain required footnotes, (ii) were prepared in accordance with the books of account and other financial records of Seller, (iii) present fairly the financial position, results of operations and cash flows of Seller and the Seller Subsidiaries as of the dates thereof and for the periods indicated therein and (iv) include all adjustments (consisting only of normal recurring accruals) that are necessary for a fair presentation of the financial condition of Seller and the Seller Subsidiaries and the results of operations of Seller and the Seller Subsidiaries as of the dates thereof or for the period covered thereby. The books of account and records of Seller and the Seller Subsidiaries have been, and are being, maintained in accordance with applicable legal and accounting requirements and accurately reflect the assets, liabilities, business, financial condition and results of operation of Seller and the Seller Subsidiaries in all material respects.
     2.10 Conduct of Business Since Balance Sheet. Except as set forth in Schedule 2.10 of the Seller Disclosure Letter, from June 30, 2009 to the date of this Agreement, Seller and the Seller Subsidiaries have conducted their respective businesses only in the ordinary course of business. As amplification and not limitation of the foregoing, except as set forth in Schedule 2.10 of the Seller Disclosure Letter, since June 30, 2009:
          (a) there has been no Material Adverse Effect;
          (b) neither Seller nor any Seller Subsidiary has sustained or incurred any loss or damage with respect to the Purchased Assets (whether or not insured against) on account of fire, flood, accident or other calamity;
          (c) neither Seller nor any Seller Subsidiary has increased the rate of compensation of any officer or other employee of the Business who will continue with Buyer following the Closing Date, except in the ordinary course of business, nor has adopted, increased the benefits under, or, other than as required by applicable Legal Requirement, amended any Seller Plan;
          (d) there has been no material adverse change in or with respect to relations of Seller or any Seller Subsidiary with its employees who will continue with Buyer following the Closing Date, creditors, suppliers, customers or others having business relationships with Seller or such Seller Subsidiary that are related to the Purchased Assets and, to the knowledge of Seller, no fact exists which may reasonably be expected to give rise to any such material adverse change;
          (e) neither Seller nor any Seller Subsidiary has changed any accounting methods or practices (including any change in depreciation or amortization policies or rates (except as required by GAAP)) with respect to the Purchased Assets; and
          (f) neither Seller nor any Seller Subsidiary has agreed to take any of the actions described in paragraph (c) above.
     2.11 Contracts and Commitments.
          (a) Buyer either has been supplied with, or has been given data room access to, a true and correct copy of all written Assigned Contracts, together with all material amendments, waivers or other changes thereto, and has been given a written description of all Assigned Contracts that are verbal agreements.
          (b) None of the Assigned Contracts are (i) contracts or agreements with any Governmental Entity or (ii) contracts or agreements with a non-Authority in support of a contract or agreement with any Governmental Entity.

          (c) Except as disclosed in Schedule 2.11(c) of the Seller Disclosure Letter, each Assigned Contract: (i) is legal, valid, binding and enforceable on Seller or the Seller Subsidiary party thereto and, to the knowledge of Seller, the other parties thereto, and is in full force and effect and (ii) upon consummation of the transactions contemplated by this Agreement, shall continue in full force and effect and shall not give rise to any termination, amendment, acceleration, cancellation or penalty.
     2.12 Environmental, Health and Safety Matters.
          (a) As used in this Agreement, the following terms shall have the meanings indicated below:
               (i) “Environmental, Health, and Safety Requirements” means all federal, state, local and non-United States statutes, regulations, ordinances and other provisions having the force or effect of law, all judicial and administrative orders and determinations, all contractual obligations and all common law concerning public health and safety, worker health and safety, and pollution or protection of the environment, including all those relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, threatened release, control, or cleanup of any hazardous materials, substances or wastes, chemical substances or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or by-products, asbestos, polychlorinated biphenyls, noise or radiation, each as amended and as now in effect.
               (ii) “Environmental Permit” means any permit, approval, identification number, license and other authorization required under any applicable Environmental, Health, and Safety Requirement.
               (iii) “Release” means disposing, discharging, injecting, spilling, leaking, leaching, dumping, emitting, escaping, emptying, seeping or placing into or upon any land or water or air or otherwise entering into the environment.
               (iv) “Remedial Action” means all action to (a) clean up, remove, treat or handle in any other way hazardous materials in the environment, (b) restore or reclaim the environment or natural resources, (c) prevent the Release of hazardous materials so that they do not migrate, endanger or threaten to endanger public health or the environment, or (d) perform remedial investigations, feasibility studies, corrective actions, closures and post-remedial or post-closure studies, investigations, operations, maintenance and monitoring on, about or in any real property.
          (b) Except as disclosed in Schedule 2.12(b) of the Seller Disclosure Letter:
               (i) Solely with respect to the Purchased Assets, each of Seller and the Seller Subsidiaries has complied and is in compliance with all Environmental, Health, and Safety Requirements, except where the failure to do so, or to not be in compliance, would not reasonably be expected to result in a Material Adverse Effect.
               (ii) Without limiting the generality of the foregoing, Seller and each of the Seller Subsidiaries has obtained and complied with, and is in compliance with, all Environmental Permits required for the occupation of its facilities and leased locations and the operation of its business, except where the failure to do so, or to not be in compliance, would not reasonably be expected to result in a Material Adverse Effect, and a list of all such Environmental Permits is set forth in Schedule 2.12(b)(ii) of the Seller Disclosure Letter.

               (iii) Neither Seller nor any Seller Subsidiary has received any written notice, report or other information regarding any actual or alleged violation of Environmental, Health, and Safety Requirements, or any Liabilities or potential Liabilities, including any investigatory or corrective obligations or Remedial Action, relating to any of them or its facilities or any third party facilities arising under Environmental, Health, and Safety Requirements.
               (iv) To the knowledge of Seller, no facts, events or conditions relating to the past or present facilities, properties or operations of Seller or any Seller Subsidiary while operated by Seller or any Seller Subsidiary, and that relate to the Purchased Assets, will prevent, hinder or limit in any way continued compliance with Environmental, Health, and Safety Requirements, give rise to any investigatory or corrective obligations or Remedial Action pursuant to Environmental, Health, and Safety Requirements, or give rise to any other Liabilities pursuant to Environmental, Health, and Safety Requirements, including any relating to onsite or offsite Releases or threatened Releases of hazardous materials, substances or wastes, personal injury, property damage or natural resources damage.
               (v) Seller and each Seller Subsidiary have provided Buyer with copies of (A) all environmental assessment or audit reports or other similar studies or analyses, obtained or possessed by Seller or any Seller Subsidiary relating to the real property that is subject of the Real Property Leases, Seller, the Seller Subsidiaries and their respective business and (B) all insurance policies issued to Seller at any time that may provide coverage to Seller, any Seller Subsidiary or their respective businesses for environmental matters.
     2.13 Insurance. All material Purchased Assets are covered by valid and currently effective insurance policies or binders of insurance or programs of self-insurance in such types and amounts as are consistent with customary practices and standards in Seller’s industry.
     2.14 Employees and Subcontractors.
          (a) Schedule 2.14(a) of the Seller Disclosure Letter contains a list of all Employees as of the Agreement Date, along with the position, date of hire and the annual rate of compensation of each such person including salary (or, with respect to Employees compensated on an hourly or per diem basis, the hourly or per diem rate of compensation) and estimated or target annual incentive compensation of each such Employee and identification of any Employees who, as of the Agreement Date, are on a leave of absence and the type of such leave.
          (b) Schedule 2.14(b) of the Seller Disclosure Letter sets forth (i) a list of all independent contractors currently performing services or under contract to perform future services for Seller or any Seller Subsidiary as of the Agreement Date, (ii) the start date, type of services to be provided, estimated completion date and hourly or per diem pay rate of such contractors, and (iii) the limits, if any, on the termination of such independent contractors by Seller or any Seller Subsidiary.
          (c) The Employees are not represented by any labor organization or labor union. Neither Seller nor any Seller Subsidiary is a party to, or in the process of negotiating, any collective bargaining or other labor union contract applicable to the Employees. There is no labor dispute, boycott, strike, work stoppage, picketing or other industrial action against Seller or any Seller Subsidiary pending or, to the knowledge of Seller, threatened which may interfere with the business activities of Seller or any Seller Subsidiary. Seller has no knowledge of any organizational effort made or threatened, or any claim or demand for representation, either currently or within the past two years, by or on behalf of any labor union with respect to employees of Seller or any Seller Subsidiary.

          (d) Neither Seller, any Seller Subsidiary nor their respective representatives or employees, has violated any applicable material Legal Requirements of any jurisdiction relating to hiring, employment or termination from employment (including compensation, discrimination, collective action, collective bargaining, social security and payroll tax payments), nor are they liable for past wages, taxes, or penalties for failure to make such payments. Except as set forth on Schedule 2.14(d) of the Seller Disclosure Letter, there is no pending, or to the knowledge of Seller, threatened action, suit, claim or complaint against Seller or any Seller Subsidiary before any Governmental Entity related to past or unpaid wages or penalties related thereto.
          (e) Each Person listed on Schedules 2.14(a) of the Seller Disclosure Letter and 2.14(b) of the Seller Disclosure Letter has entered into a confidentiality and assignment of inventions agreement with Seller or a Seller Subsidiary, a copy of which has previously been made available to Buyer. To the knowledge of Seller, no such Person has any obligations to any prior employer that would violate or conflict with their obligations to Seller or a Seller Subsidiary under such confidentiality and assignment agreements.
          (f) To the knowledge of Seller, no former employee, consultant, or contractor of Seller or any Seller Subsidiary is in violation of any agreement with Seller or any Seller Subsidiary relating to inventions, competition, solicitation, or confidentiality.
     2.15 Employee Benefits. Schedule 2.15 of the Seller Disclosure Letter sets forth the policy of Seller and each Seller Subsidiary with respect to accrued vacation, accrued sick time and earned time-off and the amount of such liabilities with respect to each Employee as of the Closing.
     2.16 Suppliers; Customers. Schedule 2.16 of the Seller Disclosure Letter sets forth a complete and accurate list of the top 5 customers (the “Material Customers”) and the top 5 suppliers (the “Material Suppliers”) of Seller and the Seller Subsidiaries, measured by reference to the aggregate payments made to or by Seller or a Seller Subsidiary, as the case may be, for the year ended December 31, 2008.
     2.17 Brokers. Except as set forth in Schedule 2.17 of the Seller Disclosure Letter, no broker, finder, investment banker, employee or other Person is entitled to any brokerage, finder’s, consulting, success or other fee or commission in connection with this Agreement or the transactions contemplated hereby based upon arrangements made by or on behalf of Seller, Vulcan or any Seller Subsidiary.
     2.18 Related Party Transactions. Except as set forth in Schedule 2.18 of the Seller Disclosure Letter, no officer, director, stockholder, employee or Affiliate of Seller or any Seller Subsidiary, nor any relative or Affiliate of such officer, director, stockholder or employee (each, a “Related Party”) has any direct or indirect interest in the Purchased Assets or any contract relating, in any way, to the Purchased Assets. No Related Party owns, directly or indirectly, any material interest in or serves as an officer or director of any competitor, customer or supplier of Seller, any Seller Subsidiary or any entity that has an undisclosed contractual relationship with Seller. Schedule 2.18 of the Seller Disclosure Letter lists any Indebtedness as between Seller and any Related Party.
     2.19 Reasonably Equivalent Value. To the knowledge of Seller, the Total Consideration constitutes and represents reasonably equivalent and fair value in exchange for the sale, transfer and assignment of the Purchased Assets to Buyer and is the result of commercially reasonable efforts by Seller to obtain reasonably equivalent and fair value for the Purchased Assets, and Seller has not entered into this Agreement and the transaction contemplated hereby with the intent or purpose to hinder delay or defraud any creditors of Seller or any Seller Subsidiary.

     2.20 Indebtedness. Schedule 2.20 of the Seller Disclosure Letter sets forth, by obligee, a true and complete list of all Indebtedness of Seller or any Seller Subsidiary as of the Agreement Date, the current outstanding principal amount of such, and the collateral of Seller or any Seller Subsidiary securing such Indebtedness.
     2.21 IPDN Patents. With respect to the IPDN Patents and the agreements listed on Schedule 1.2(v) hereto (collectively and individually, “IPDN Licenses”), Seller makes no representations or warranties (i) regarding the validity, ownership, enforceability, subsistence, infringement or non-infringement of the IPDN Patents and, as applicable, any of the IPDN Licenses, (ii) that Buyer will obtain good and marketable title in and to, or a valid leasehold interest in the IPDN Patents; (iii) that consummation of the transactions contemplated hereby will not cause the forfeiture or termination of, or give rise to a right of forfeiture or termination of the IPDN Patents or any right under the IPDN Licenses; (iv) that the IPDN Patents are free and clear of any Encumbrances; or (v) that Buyer will receive or have the right to claim or receive any amounts pursuant to any of the IPDN Licenses. Further, the IPDN Patents and IPDN Licenses are provided “AS-IS” and without any warranty, express or implied. For the avoidance of doubt, the representations and warranties made by Seller under this Agreement in generally and pursuant to Section 2.6 in particular shall not apply to the IPDN Patents.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF BUYER
     Buyer represents and warrants to the Seller Parties as follows:
     3.1 Organization, Standing and Power. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized and has all requisite power and authority to own, operate and lease its properties and to conduct its business as currently being conducted.
     3.2 Authority; Noncontravention.
          (a) Buyer has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement and the Ancillary Agreements to which Buyer is a party. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements to which Buyer is a party have been duly authorized by all necessary corporate action on the part of Buyer. No vote of any securityholders of Buyer is required in connection with the Asset Purchase or any other transactions contemplated hereby. This Agreement has been duly executed and delivered by Buyer. This Agreement and the Ancillary Agreements to which Buyer is a party are valid and binding obligations of Buyer enforceable against Buyer in accordance with their respective terms, subject only to the effect, if any, of (i) applicable bankruptcy and other similar Legal Requirements affecting the rights of creditors generally and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.
          (b) The execution and delivery by Buyer of this Agreement and the Ancillary Agreements to which Buyer is a party do not, and the consummation of the transactions contemplated hereby and thereby will not, conflict with, or result in any violation of or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under, or require any consent, approval or waiver from any Person pursuant to, (i) any provision of the Certificate of Incorporation or Bylaws of Buyer, in each case as amended to date, or (ii) any Legal Requirements.

          (c) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity or any other Person is required by or with respect to Buyer in connection with the execution and delivery of this Agreement or the Ancillary Agreements to which Buyer is a party or the consummation of the transactions contemplated hereby and thereby that would reasonably be expected to adversely affect the ability of Buyer to consummate the Asset Purchase or any of the other transactions contemplated hereby.
     3.3 Litigation. There are no actions, suits, arbitrations, mediations, proceedings or claims pending or, to the knowledge of Buyer, threatened against Buyer that seek to restrain or enjoin the consummation of the transactions contemplated hereby or by the Ancillary Agreements to which Buyer is a party.
     3.4 Financing. Buyer has or has available to it, at all times through the Closing Date, all funds necessary to consummate all the transactions contemplated by this Agreement and the Ancillary Agreement and pay the related fees and expenses of Buyer.
ARTICLE IV
ADDITIONAL AGREEMENTS
     4.1 Notice of Developments. The Seller Parties and Buyer shall give prompt written notice to each other of any development causing a breach of any of their respective representations and warranties contained in this Agreement, and of any material failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such party hereunder.
     4.2 Conduct of Business.
          (a) Except as otherwise required or permitted by this Agreement, during the period from the date of this Agreement to the Closing, Seller shall, and shall cause each Seller Subsidiary to, conduct its operations as they relate to the Purchased Assets in the ordinary course and in compliance with all material Legal Requirements and, to the extent consistent therewith, use commercially reasonable efforts to preserve intact its current business organization, keep the Purchased Assets in good working condition, keep available the services of its current officers and employees and preserve its relationships with Governmental Entities, customers, suppliers and others having business dealings with it to the end that its goodwill and ongoing business shall not be impaired. Without limiting the generality of the foregoing, prior to the Closing except as required by this Agreement, Seller and the Seller Subsidiaries shall not, without the written consent of Buyer, take any of the following actions:
               (i) lease, license, sell, transfer, encumber or permit to be encumbered any asset, Intellectual Property Rights or other property associated with the Purchased Assets (including sales or transfers to Affiliates of Seller or any Seller Subsidiary);
               (ii) waive or release any material right or claim with respect to the Purchased Assets;
               (iii) merge, consolidate, restructure, recapitalize or reorganize with any Person;
               (iv) make any acquisition, by means of merger, consolidation or otherwise, or any disposition, of assets or securities of any other Person other than in the ordinary course;

               (v) take or omit to take any action that has or could reasonably be expected to have the effect of accelerating to pre-Closing periods the sales to the trade or other customers that would otherwise be expected to occur after the Closing or otherwise in anticipation of the transactions contemplated hereby (i.e., load the trade with inventory);
               (vi) fail to replenish the Inventories in a normal and customary manner consistent with its prior practice and prudent business practices prevailing in the industry, or make any purchase commitment related to the Purchased Assets in excess of the normal, ordinary and usual requirements of the Business or at any price in excess of the then-current market price or upon terms and conditions more onerous than those usual and customary in the industry;
               (vii) delay or defer maintenance or repairs on any of the Purchased Assets;
               (viii) make any material changes in policies or practices relating to selling practices, returns, discounts or other terms of the sale of products related to the Purchased Assets, or in respect of the payment of trade accounts payable or other similar Liabilities incurred in connection with the Business as they relate to the Purchased Assets;
               (ix) except as otherwise contemplated by this Agreement, pay, discharge, settle or satisfy any claims, Liabilities or obligations or legal proceedings (whether or not commenced prior to the date of this Agreement) outside the ordinary course, unless reserved against Seller’s balance sheet; or
               (x) agree, either orally or in writing, to do any of the things described in the preceding clauses (i) through (ix) of this Section 4.2(a).
          (b) Between the date of this Agreement and the Closing, Seller shall not, and shall cause each Seller Subsidiary not to, without the prior written consent of Buyer:
               (i) increase the compensation or remuneration, bonus or other benefits payable or provided or to become payable or to be provided to any of their officers, other employees or independent contractors who will be continuing with Buyer following the Closing Date;
               (ii) pay or agree to pay to any of their officers or employees who will be continuing with Buyer following the Closing Date, any pension, retirement allowance or other payment or employee benefit not provided for by (or in a manner or at a time not provided in) any of their existing benefit, severance (including early retirement and redundancy), pension or employment plans, agreements or arrangements as in effect on the date of this Agreement;
               (iii) increase the compensation or remuneration, bonus or other benefits, or otherwise enter into any new or amend any existing employment or severance (including early retirement and redundancy) agreement with or for the benefit of any of their directors, officers, employees or independent contractors;
               (iv) except as may be required to comply with applicable Legal Requirements, become obligated under any new pension plan, welfare plan, multiemployer plan, employee benefit plan, severance (including early retirement and redundancy) plan, benefit arrangement or similar plan or arrangement which was not in existence on the date of this Agreement, or amend, terminate or change the terms of such plans or agreements or any funding policies or assumptions for any such plan or arrangement in existence on the date of this Agreement if such amendment, termination or change would have the effect of enhancing any benefits thereunder or increasing the cost thereof; or

               (v) agree, either orally or in writing, to do any of the things described in the preceding clauses (i) through (iv) of this Section 4.2(b).
          (c) Between the date of this Agreement and the Closing, Seller shall, and Seller shall cause the Seller Subsidiaries to, maintain in full force and effect all of their presently existing policies of insurance or insurance comparable to the coverage afforded by such policies.
     4.3 Public Disclosure; Confidentiality.
          (a) The parties hereto acknowledge that Buyer and Seller have previously executed a non-disclosure agreement dated on or about June 17, 2009 (the “Confidentiality Agreement”) which shall continue in full force and effect in accordance with its terms. The Seller Parties, the Seller Subsidiaries and their respective Affiliates shall not issue any press release or other public statement relating to the terms of this Agreement or the transactions contemplated hereby, without the prior written approval of Buyer, except as reasonably necessary to obtain the necessary consents of third parties contemplated by this Agreement, or as required by applicable Legal Requirements, regulation, or securities exchange listing agreement.
          (b) Each Seller Party covenants and agrees with Buyer that from and at all times after the Closing, all confidential and/or proprietary information relating to the Purchased Assets, including any trade secrets (collectively, “Confidential Information”), will be held in strict confidence by the Seller Parties and any representatives of the Seller Parties; provided, however, the Seller Parties shall not have any restrictive obligation with respect to any Confidential Information which (i) is available to the general public, (ii) is or becomes publicly known through no wrongful act or omission of the Seller Parties, (iii) is known by the Seller Parties without any proprietary restrictions by the furnishing/disclosing party at the time of receipt of such Confidential Information, or (iv) is disclosed with the prior written consent of Buyer. The Seller Parties may disclose Confidential Information to the extent required pursuant to a valid Order or regulation of a competent Authority but shall otherwise continue to hold the disclosed Confidential Information in strict confidence. Each Seller Party acknowledges that the remedy at law for any breach by it of its obligations under this Section 4.3(b) is inadequate and that Buyer shall be entitled to equitable remedies, including an injunction, in the event of breach by any Seller Party.
     4.4 Consents. Seller shall use its reasonable efforts to obtain as promptly as possible, and deliver to Buyer at or prior to the Closing, all consents, waivers and approvals from third parties set forth on Schedule 4.4 hereto.
     4.5 Expenses. Whether or not the Asset Purchase is consummated, all costs and expenses incurred in connection with the negotiation of this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense.
     4.6 Further Assurances. At any time and from time to time from and after the Closing, on the terms and subject to the conditions set forth in this Agreement, each of the parties hereto shall use its reasonable efforts, and shall cooperate with each other party hereto, to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, reasonably appropriate or desirable to consummate and make effective, in the most expeditious manner practicable, the Asset Purchase and the other transactions contemplated hereby, including the satisfaction of the respective conditions set forth in Article V or for the performance by the Seller Parties or Buyer of any of their other respective obligations under or related to this Agreement, including (i) preparation of any Tax Return with respect to the Purchased Assets or the Business, or the conduct of any audit or examination or other proceeding and (ii) preparation and timely filing of the (A) audited consolidated financial statements of Seller and the Seller

Subsidiaries as of December 31, 2008 and the related consolidated audited statements of operations, stockholders’ deficit, and cash flow for the year then ended and (B) consolidated balance sheet of Seller and the unaudited consolidated statements of operations and cash flows for the stub period, each of (A) and (B) as may be required in connection with Buyer’s filing of Form 8-K related to the Asset Purchase. Each party hereto, at the reasonable request of another party hereto, shall execute and deliver such other instruments and do and perform such other acts and things as may be necessary for effecting completely the consummation of the Asset Purchase and the other transactions contemplated hereby. The parties shall retain for the full period of any statute of limitations any records or information which may be relevant to Taxes of Seller with respect to the Purchased Assets or the Business for the period prior to the Closing. Seller will (a) notify Buyer in writing promptly after learning of any Action initiated by or against Seller or any Seller Subsidiary, or known by Seller or any Seller Subsidiary to be threatened against Seller, any Seller Subsidiary or Seller or any Seller Subsidiary’s directors, officers, employees or stockholders (a “New Litigation Claim”) that relates to or would have an adverse effect upon the Purchased Assets, or the transactions contemplated by this Agreement, (b) notify Buyer of ongoing material developments in any New Litigation Claim and (c) consult in good faith with Buyer regarding the conduct or the defense of any New Litigation Claim.
     4.7 Tax Matters.
          (a) Buyer, Seller and the Seller Subsidiaries shall provide any other party with such assistance as is reasonably requested by the other in connection with the preparation of any Tax Return or any audit or other proceeding relating to Taxes with respect to the Purchased Assets. Such assistance shall include making employees available on a mutually convenient basis to provide additional information or explanation of material provided hereunder and shall include providing copies of relevant Tax Returns and supporting material with respect to the Purchased Assets. The party requesting assistance hereunder shall reimburse the assisting party for reasonable out-of-pocket expenses incurred in providing assistance. Seller and the Seller Subsidiaries shall retain for the full period of any statute of limitations, and provide the other parties access to, any records or information (including all Tax Returns) which may be relevant to such preparation, audit, or other proceeding.
          (b) Seller shall pay when due any and all Pre-Closing Taxes (whether direct or as a result of transferee liability, joint and several liability, or contractual liability).
          (c) Buyer shall be responsible for and shall pay any Post-Closing Taxes (whether direct or as a result of transferee liability, joint and several liability, or contractual liability).
          (d) All real property, personal property, ad valorem and other similar periodic Taxes (excluding Transfer Taxes) that relate to, or are imposed with respect to, the Purchased Assets or the Business for a Straddle Tax Period shall be allocated between the portion of the Straddle Tax Period up to and including the Closing Date and the remainder of the Straddle Tax Period based on the number of days in each such segment of the Straddle Tax Period. All other Taxes (excluding Transfer Taxes) for a Straddle Tax Period shall be Pre-Closing Taxes to the extent such Taxes accrued in the portion of the period ending on or before the Closing Date based on a “closing of the books” methodology or Post-Closing Taxes to the extent such Taxes accrued in the portion of the period ending after the Closing Date based on a “closing of the books” methodology.
     4.8 Dissolution of Seller. If after the Closing, and prior to the dissolution or liquidation of Seller, Seller repurchases or redeems any Seller capital stock, or otherwise makes any distribution to its stockholders, then immediately after all or any such actions, Seller shall retain sufficient cash to pay, perform, discharge and satisfy all obligations and liabilities reasonably foreseeable by Seller. After the Closing Date, Seller may dissolve in compliance with all applicable Legal Requirements (the “Dissolution”).

     4.9 Employment Matters.
          (a) At the Closing, Buyer may offer employment to some or all of the Employees; provided, that Buyer’s election to offer employment to any or all of such Employees and, subject to 5.2(e), the terms and conditions of such employment, shall be in Buyer’s sole discretion. Seller and the Seller Subsidiaries shall facilitate the employment of such Employees by Buyer, including termination of the employment of such Employees by Seller and the Seller Subsidiaries at the Closing. Seller and the Seller Subsidiaries shall be responsible for the payment of all compensation and other benefits payable to, or accrued in respect of, all such Employees for all times prior to the Closing Date or if earlier, the termination of their employment by Seller or a Seller Subsidiary (including all accrued vacation and paid time off) for those Employees who do not become Transferred Employees. Seller and the Seller Subsidiaries shall retain all liabilities and obligations with respect to all of its Employees and former Employees (including any and all beneficiaries thereof) who do not become Transferred Employees, except for COBRA benefits as provided in Section 4.10(c) hereof.
          (b) All Transferred Employees will be offered such employee benefits as Buyer, in its sole discretion, shall determine.
          (c) Seller and the Seller Subsidiaries shall be solely responsible for any severance claims or any other claims or causes of action that relate to or arise out of employment with Seller or the Seller Subsidiaries or that are asserted by any Employee or former Employee of Seller or any Seller Subsidiary arising prior to the Closing Date.
     4.10 Employee Benefits.
          (a) Buyer shall not assume any Seller Plans, and Seller and the Seller Subsidiaries shall retain responsibility for all Liabilities, claims, rights and payments under each Seller Plan.
          (b) Seller and the Seller Subsidiaries shall remain solely liable for liability arising from workers’ compensation claims, both medical and disability, or other programs mandated by an Authority which are based on injuries occurring prior to the Closing Date regardless of when such claims are filed. Buyer shall be solely liable for such claims by any Transferred Employee based on injuries occurring after the Closing Date.
          (c) Buyer shall be responsible for all liabilities and obligations in connection with the requirements of COBRA with respect to any individual who is an “M&A qualified beneficiary” (as defined in the regulations under COBRA) as a result of the transactions contemplated by this Agreement, including, any individual who is participating in any Seller Plan and who experiences a “qualifying event” (within the meaning of COBRA) as of or before the Closing Date and any individual who is receiving COBRA coverage as of the Closing Date, once Seller discontinues providing group health insurance to such individual; provided, however, that Buyer and Seller shall share equally all expenses actually incurred by Buyer for such liabilities and obligations in connection with COBRA claims made by any Employees (other than Transferred Employees) to the extent that such claims exceed any premiums collected by Buyer in connection therewith, not to exceed $175,000 for any individual claim. Buyer shall also be responsible for all obligations under COBRA with respect to any Transferred Employee who experiences a “qualifying event” after the Closing Date.
     4.11 Use of Name. Seller acknowledges and agrees that all of Seller and the Seller Subsidiaries’ rights in and to, and ownership of, the names “Moxi,” “Digeo” and any names related or substantially similar thereto shall be transferred to Buyer as Purchased Assets. From and after the Closing, Seller, the Seller Subsidiaries and their Affiliates shall be prohibited from using such names, except as necessary to effect the change of Seller’s and the Seller Subsidiaries’ names or to evidence that such changes have occurred. At the Closing, Seller shall deliver to Buyer all documents required to be filed by Seller and the Seller Subsidiaries with the appropriate Governmental Entities in the States of Delaware and California, as applicable, and such other states in which Seller or any Seller Subsidiary is qualified or registered to do business as a foreign corporation, to change the name of Seller or such Seller Subsidiary to a name which does not contain the words “Moxi” or “Digeo.”
     4.12 Access to Records. Each party agrees to provide the other parties with reasonable access, during normal business hours and upon reasonable prior notice, to all relevant documents and records that may be needed by such other parties for purposes of (a) preparing Tax Returns or responding to an audit by any Authority; (b) the determination or enforcement of rights and obligations under this Agreement; (c) compliance with the requirements of any Authority; (d) the determination or enforcement of the rights and obligations hereunder of any Indemnitor or Indemnitee or (e) in connection with any actual or threatened Action.
     4.13 Communications and Remittances.
          (a) All mail, communications, notices and/or remittances regarding sales, reimbursements or credits relating to sales after the Closing Date possessed or received by Seller or any Seller Subsidiary at any time after the Closing Date shall be promptly turned over to Buyer by Seller or such Seller Subsidiary. Seller shall cooperate with Buyer, and take such actions as Buyer may reasonably request, to assure that customers of the Business send such remittances directly to Buyer, and to assure that such remittances from customers of the Business which are improperly sent to Seller or any Seller Subsidiary are not commingled with Seller’s or such Seller Subsidiaries’ assets, but are promptly delivered to Buyer.
          (b) All mail, communications, notices and/or remittances regarding sales, reimbursements or credits relating to sales prior to the Closing Date possessed or received by Buyer at any time after the Closing Date shall be promptly turned over to Seller by Buyer. Buyer shall cooperate with Seller, and take such actions as Seller may reasonably request, to assure that such remittances improperly sent to Buyer are not commingled with Buyer’s assets, but are promptly delivered to Seller.
     4.14 License to Seller Software. As of the Closing Date, Buyer agrees and hereby grants to Vulcan a limited, non-exclusive, non-transferable license to use, display, perform, modify, and prepare derivative works of the Seller Software for its own internal, non-commercial use.
ARTICLE V
CONDITIONS TO THE ASSET PURCHASE
     5.1 Conditions to Obligations of Each Party. The respective obligations of each party hereto to consummate the transactions contemplated hereby, including the Patent Purchase Agreement, shall be subject to the satisfaction, at or prior to the Closing, of each of the following conditions:
          (a) No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Asset Purchase shall be in effect, nor shall any action have been taken by any Governmental Entity seeking any of the foregoing, and no statute, rule, regulation or order shall have been enacted, entered, enforced or deemed applicable to the Asset Purchase, which makes the consummation of the Asset Purchase illegal.

          (b) Ancillary Agreements. Buyer and Seller shall have executed the Bill of Sale and Assignment and Assumption Agreement in a form to be mutually agreed to between Buyer and Seller.
          (c) Patent Purchase Agreement. That certain Patent Purchase Agreement attached hereto as Exhibit A, dated as of even date herewith, between Buyer and Vulcan, (the “Patent Purchase Agreement”) shall remain in full force and effect and no action shall have been taken by either party thereto to amend or waive any of the terms and conditions thereof, or to terminate such agreement.
          (d) Sublease Agreement. Buyer and Seller shall have entered into a sublease in the form attached hereto as Exhibit B.
     5.2 Additional Conditions to Obligations of Buyer. The obligations of Buyer to consummate the transactions contemplated hereby shall be subject to the fulfillment or satisfaction, at or prior to the Closing, of each of the following conditions (it being understood that each such condition is solely for the benefit of Buyer and may be waived by Buyer in writing in its sole discretion without notice, liability or obligation to any Person):
          (a) No Material Adverse Effect. There shall not have been any change which has resulted in a Material Adverse Effect.
          (b) Representations and Warranties. The representations and warranties of the Seller Parties in this Agreement and the Patent Purchase Agreement shall be true and correct in all material respects on and as of the Agreement Date and on and as of the Closing Date as though such representations and warranties were made on and as of such date (except for representations and warranties which address matters only as to a specified date, which such representations and warranties shall be true and correct in all material respects with respect to the specified date).
          (c) Covenants. The Seller Parties shall have performed or complied in all material respects with their agreements and covenants required to be performed or complied with under this Agreement and the Patent Purchase Agreement as of or prior to the Closing.
          (d) Transfer Instruments. Seller shall have delivered, or shall have caused to be delivered, to Buyer all such bills of sale, lease assignments, patent assignments, trademark assignments, copyright assignments, contract assignments, certificates of title and other documents and instruments of sale, assignment, conveyance and transfer, as Buyer may reasonably deem necessary to effect the transfer of the Purchased Assets and the Assigned Patent Rights to Buyer, together with evidence reasonably satisfactory to Buyer that any and all Encumbrances on the Purchased Assets and the Assigned Patent Rights have been released or terminated.
          (e) Employees. (i) All of the Persons listed on Schedule 5.2(e) hereto (the “Key Employees”) shall have signed an employment agreement and any other standard employment documents reasonably required by Buyer (collectively, the “Employment Documents”) that do not require the Key Employee to relocate or contain terms less favorable than those in effect with Seller immediately prior to the Agreement Date; (ii) no action shall have been taken by any Key Employee to rescind any such Employment Documents; and (iii) all Key Employees shall have resigned or been terminated by Seller.
          (f) Officer’s Certificate. Seller shall have delivered, or caused to be delivered, to Buyer a certificate, for each of Seller and the Seller Subsidiaries, dated as of the Closing Date, of an duly appointed officer or manager or member of Seller or such Seller Subsidiary, certifying Seller or such Seller Subsidiaries’ (1) certificate of incorporation and bylaws (or similar organization documents), (2) board or manager, as applicable, resolutions approving the principal terms of this Agreement and the transactions contemplated hereby, (3) stockholder or member, as appropriate, resolutions approving the principal terms of this Agreement and the transactions contemplated hereby and (4) incumbency of the officers or managers of Seller or such Seller Subsidiary executing this Agreement, the Ancillary Agreement and all documents delivered in connection with the transactions contemplated hereby.
          (g) Good Standing. Seller shall have delivered, or caused to be delivered, to Buyer a certificate of good standing as of a date not earlier than five (5) days prior to the Closing Date from the Secretary of State of the State of incorporation or formation, as the case may be, of Seller and each Seller Subsidiary.
          (h) Bring Down Certificate. Seller shall have delivered to Buyer a certificate of an officer of each Seller Party to the effect that the conditions precedent set forth in Sections 5.2(b) and 5.2(c) have been satisfied.
          (i) Third Party Consents. Seller shall have delivered to Buyer written evidence, in a form mutually agreed to between Buyer and Seller, of the consent to the contemplated assignment of the contracts and agreements identified in Schedule 5.2(i) attached hereto by any applicable third party.
          (j) Evidence of Termination of Encumbrances. Seller shall have delivered to Buyer evidence of release on or prior to Closing of all Encumbrances in favor of Vulcan on the Purchased Assets (“Vulcan Encumbrances”). Such evidence shall authorize Buyer to file UCC termination statements with respect to all Vulcan Encumbrances and be in form and substance satisfactory to Buyer.
          (k) Name Change Documents. Buyer shall have received from Seller the documents required to be delivered by Seller pursuant to Section 4.11.
          (l) Transfer of Records. Seller shall transfer to Buyer all the books, records, files and other data (or copies thereof) within the possession or control of Seller or any Seller Subsidiary relating to the Purchased Assets; provided, that Seller may retain copies of such records as it may deem necessary.
          (m) FIRPTA Certificate. Seller shall have delivered a certificate at Closing duly completed and executed by Seller pursuant to Section 1.1445-2(b)(2) of the Treasury Regulations, certifying that Seller is not a “foreign person” within the meaning of Section 1445 of the Code.
          (n) Seller Net Working Capital Certificate. Seller shall have delivered the Seller Net Working Capital Certificate, which certificate shall be accompanied by such supporting documentation, information and calculations as are reasonably necessary for Buyer to verify and determine the amount of Seller Net Working Capital.
          (o) Opinion of Seller’s Counsel. Buyer will have received from Fenwick & West LLP, counsel to Seller, an opinion in substantially the form set forth in Exhibit C.
          (p) Additional Deliveries. Buyer shall have received such other instruments and documents as (i) required by any other provision of this Agreement to be delivered on the Closing Date, or (ii) Buyer or its counsel has reasonably requested to demonstrate the Seller Parties’ satisfaction of the conditions and compliance with the agreements set forth in this Agreement.
          (q) Seller Deliverables. All instruments and documents executed and delivered to Buyer pursuant hereto (including the Ancillary Agreements) shall be in form and substance, and shall be executed in a manner, reasonably satisfactory to Buyer.

     5.3 Additional Conditions to Obligations of Seller. The obligations of the Seller Parties to consummate the transactions contemplated hereby shall be subject to the fulfillment or satisfaction, at or prior to the Closing, of each of the following conditions:
          (a) Buyer Deliverables. All instruments and documents executed and delivered to Seller pursuant hereto (including the Ancillary Agreements) shall be in form and substance, and shall be executed in a manner, reasonably satisfactory to Seller.
          (b) Payment of Closing Payment. Pursuant to Section 1.9(a) hereof, Buyer shall have delivered to Seller by check or wire transfer of immediately available funds, cash equal to the Closing Payment.
          (c) Representations and Warranties. The representations and warranties of Buyer in this Agreement shall be true and correct in all material respects on and as of the Agreement Date and on as of the Closing Date as though such representations and warranties were made on and as of such date (except for representations and warranties which address matters only as to a specified date, which such representations and warranties shall be true and correct in all material respects with respect to the specified date).
          (d) Covenants. Buyer shall have performed or complied in all material respects with its agreements and covenants required to be performed or complied with under this Agreement as of or prior to the Closing.
          (e) Bring Down Certificate. Buyer shall have delivered to Seller a certificate of an officer of Buyer to the effect that the conditions precedent set forth in Sections 5.3(b) and 5.3(c) have been satisfied.
          (f) Additional Deliveries. Seller shall have received such other instruments and documents as (i) required by any other provision of this Agreement to be delivered on the Closing Date, or (ii) Seller or its counsel has reasonably requested to demonstrate Buyer’s satisfaction of the conditions and compliance with the agreements set forth in this Agreement.
ARTICLE VI
TERMINATION OF AGREEMENT
     6.1 Termination. This Agreement may be terminated at any time prior to the Closing:
          (a) by mutual written consent of Buyer and the Seller Parties;
          (b) by either Buyer or the Seller Parties for any reason if the Closing has not occurred on or prior to October 19, 2009 or such later date as Buyer and the Seller Parties may agree in writing; provided, that Buyer cannot terminate under this provision if the failure of the Closing to occur is the result of the failure on the part of Buyer to perform any of its obligations hereunder and the Seller Parties cannot terminate under this provision if the failure of the Closing to occur is the result of the failure on the part of the Seller Parties to perform any of their obligations hereunder;
          (c) by Buyer, in the event Buyer reasonably determines that a condition set forth in Section 5.2 is incapable of being satisfied on or prior to October 19, 2009;
          (d) by the Seller Parties, in the event the Seller Parties reasonably determine that a condition set forth in Section 5.3 is incapable of being satisfied on or prior to October 19, 2009; and

          (e) by either Buyer or the Seller Parties if any Governmental Entity shall have issued an Order or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by this Agreement and such Order or other action shall have become final and nonappealable.
     6.2 Effect of Termination. Any termination of this Agreement pursuant to Section 6.1 shall be effective upon the delivery of written notice of the terminating party to Seller or Buyer, as appropriate. In the event of termination of this Agreement pursuant to this Article VI, this Agreement shall forthwith become void and there shall be no Liability under this Agreement on the part of any party hereto or any of its respective Affiliates and all rights and obligations of the parties shall cease; provided, however, that nothing herein shall relieve any party hereto from Liability for the breach of any provision of this Agreement prior to termination; provided, further, that the provisions set forth in Section 4.5 (Expenses), this Section 6.2 and in Sections 8.1 (Notices), 8.8 (Governing Law), and 8.9 (Mediation and Alternate Dispute Resolution) shall remain in full force and effect and survive any termination of this Agreement.
ARTICLE VII
INDEMNIFICATION
     7.1 Indemnification by Seller Parties. Subject to the limitations set forth in this Article VII, if the Asset Purchase is consummated, the Seller Parties (the “Seller Indemnitors”) shall jointly and severally indemnify and hold harmless Buyer and its officers, directors, stockholders, Affiliates, agents and employees, and each person, if any, who controls or may control Buyer within the meaning of the Securities Act (each of the foregoing being referred to individually as a “Buyer Indemnitee” and collectively as “Buyer Indemnitees”) from and against any and all Adverse Consequences actually suffered (“Buyer Damages”), arising out of, resulting from or in connection with the following:
          (a) any untruth, inaccuracy or incompleteness of any representation or warranty made by any Seller Party in this Agreement or any Ancillary Agreement or the certificates delivered by Seller at the Closing pursuant to Sections 5.2(f) and 5.2(h) as of the date hereof or on the Closing Date as though such representation or warranty were made as of such date (except in the case of representations and warranties which by their terms speak only as of a specific date or dates, which representations and warranties shall be true and correct as of such date);
          (b) any breach of or default in connection with, or failure to perform by any Seller Party of, any of the covenants or agreements made by such Seller Party in this Agreement or any Ancillary Agreement;
          (c) any brokers’ commissions, finders’ fees or other like payment incurred or alleged to have been incurred by any Seller Party in connection with the sale of the Purchased Assets or the consummation of the transactions contemplated by this Agreement;
          (d) any and all Excluded Liabilities; and
          (e) the failure to comply with any bulk sales or similar Legal Requirements in connection with the transactions contemplated hereby.
     7.2 Indemnification by Buyer. Subject to the limitations set forth in this Article VII, if the Asset Purchase is consummated, Buyer shall indemnify and hold harmless the Seller Parties and their respective officers, directors, stockholders, Affiliates, agents and employees, and each person, if any, who controls or may control each Seller Party within the meaning of the Securities Act (each of the foregoing being referred to individually as a “Seller Indemnitee” and collectively as “Seller Indemnitees” and together with Buyer Indemnitees, “Indemnitees”) from and against any and all Adverse Consequences actually suffered (collectively, “Seller Damages” and together with Buyer Damages, “Indemnifiable Damages”), arising out of, resulting from or in connection with the following:
          (a) any untruth, inaccuracy or incompleteness as of the date hereof or on the Closing Date of any representation or warranty made by Buyer in this Agreement or any Ancillary Agreement or the certificate delivered by Buyer at the Closing pursuant to Section 5.3(e);
          (b) any breach of or default in connection with, or failure to perform by Buyer of, any of the covenants or agreements made by Buyer in this Agreement or any Ancillary Agreement;
          (c) any brokers’ commissions, finders’ fees or other like payment incurred or alleged to have been incurred by Buyer in connection with the sale of the Purchased Assets or the consummation of the transactions contemplated by this Agreement;
          (d) any and all Assumed Liabilities; and
          (e) the operation of the Business after the Closing (except to the extent attributable to events or circumstances occurring or existing prior to the Closing).
     7.3 Limitations.
          (a) Except with respect to (i) claims involving fraud, willful breach or intentional misrepresentation by any Seller Party or (ii) claims under Section 2.2(a) (Authority), Section 2.5 (Taxes), Section 2.6 (Intellectual Property), Section 2.19 (Reasonably Equivalent Value) or Section 4.8 (Dissolution of Seller) (clauses (i) and (ii) referred to hereinafter collectively as the “Special Matters”), the maximum liability for Buyer Damages for the matters listed in Section 7.1(a) shall equal the Deferred Payment, and shall be the sole and exclusive remedy available to the Buyer Indemnitees hereunder for such matters. The maximum liability for Buyer Damages for the Special Matters shall equal the Total Consideration, and shall be the sole and exclusive remedy available to the Buyer Indemnitees hereunder for such matters. Except with respect to indemnification obligations arising out of a breach of Section 2.5 (Taxes), the indemnification obligations under this Agreement for the matters listed in Section 7.1(a) shall not become obligations of the Seller Parties unless and until Buyer Damages in excess of $150,000 (the “Threshold”) are actually incurred by all Buyer Indemnitees, in which case the Buyer Indemnitees shall be entitled to indemnification hereunder for all Buyer Damages in excess of the Threshold, subject to the other restrictions contained herein.
          (b) Except with respect to (i) claims involving fraud, willful breach or intentional misrepresentation by Buyer or (ii) claims under Section 3.2(a) (Authority), the maximum liability for Seller Damages for the matters listed in Section 7.2(a) shall equal $4,000,000, and shall be the sole and exclusive remedy available to the Seller Indemnitees hereunder for such matters. The indemnification obligations under this Agreement for the matters listed in Section 7.2(a) shall not become obligations of Buyer unless and until Seller Damages in excess of the Threshold are suffered by all Seller Indemnitees, in which case the Seller Indemnitees shall be entitled to indemnification hereunder for all Seller Damages in excess of the Threshold, subject to the other restrictions contained herein.
          (c) Notwithstanding anything else to the contrary contained herein, except in the case of fraud, willful breach or intentional misrepresentation, the parties hereto acknowledge and agree (on behalf of themselves and their respective Affiliates) that (i) if the Asset Purchase is consummated, the indemnification provisions in this Article VII shall be the sole and exclusive remedy of the parties hereto and their respective Affiliates for any and all claims against them for Indemnifiable Damages for the matters listed in Sections 7.1(a), 7.1(b), 7.2(a) and 7.2(b), (ii) all applicable statutes of limitations or other claims periods with respect to claims hereunder and thereunder shall be shortened to the applicable claims periods and survival periods expressly set forth herein, and (iii) the parties hereto and their respective Affiliates irrevocably waive any and all rights they may have to make claims against each other under statutory and common law as a result of any Indemnifiable Damages, whether or not in excess of the maximum amounts permitted to be recovered pursuant to the indemnification provisions set forth herein.
          (d) The amount of any Indemnifiable Damages that are subject to indemnification under this Article VII shall be calculated net of the amount of any insurance proceeds, indemnification payments or contribution payments actually received by the Buyer Indemnitee or the Seller Indemnitee, as the case may be.
     7.4 Period for Claims. The period during which claims for Indemnifiable Damages may be made pursuant to either Section 7.1(a) or Section 7.2(a) (the “Claims Period”) shall terminate at 5:00 p.m., Pacific Time, on the date that is twelve (12) months following the Closing Date, except with respect to claims relating to Special Matters, as to which the Claims Period shall terminate thirty (30) days after the expiration of the applicable statute of limitations; provided, that if at the stated expiration of any Claims Period there shall then be pending any indemnification claim by an Indemnitee, such Indemnitee shall continue to have the right to such indemnification with respect to such claim notwithstanding such expiration.
     7.5 Claims.
          (a) As promptly as practicable after becoming aware of facts that constitute, or are reasonably likely to constitute, Indemnifiable Damages, an Indemnitee shall deliver to the other party from whom indemnification is sought (the “Indemnitor”) a certificate signed by any officer of Indemnitee (the “Officer’s Certificate”):
               (i) stating that an Indemnitee has incurred or paid, or is reasonably likely to incur or pay, Indemnifiable Damages;
               (ii) a reasonable good faith estimate of the amount of such Indemnifiable Damages;
               (iii) specifying in reasonable detail (based upon the information then possessed by the Indemnitee) the individual items of such Indemnifiable Damages included in the amount so stated and the nature of the claim to which such Indemnifiable Damages are related; and
               (iv) attaching any reasonable supporting documentation received by such Indemnitee in connection therewith.
          (b) If the Indemnitor does not object to any claim or claims made in the Officer’s Certificate in a written objection (the “Objection”) delivered to such Indemnitee prior to the expiration of twenty (20) Business Days from the Indemnitor’s receipt of the Officer’s Certificate, the Indemnitor shall be deemed not to object to the information contained within the Officer’s Certificate.
          (c) If the Indemnitor objects in writing to any claim or claims by the Indemnitee in the Officer’s Certificate, the parties shall attempt to resolve the dispute in good faith for twenty (20) Business Days after the Indemnitee’s receipt of such Objection.

          (d) If no resolution is reached, the dispute shall be resolved in accordance with the provisions of Section 8.9.
          (e) In addition to any right or remedy available to any Buyer Indemnitee hereunder or otherwise, Buyer shall first proceed against the Deferred Payment to satisfy any indemnification claims against any Seller Indemnitor (any amounts which Buyer retains pursuant to this Section 7.5(e), the “Deferred Payment Adjustment”). If the Deferred Payment has been fully exhausted in order to satisfy claims hereunder, then, subject to Section 7.3(a), for claims relating to the Special Matters only, Buyer shall first proceed against Seller in pursuing its claim for Buyer Damages hereunder, and second against Vulcan only after it is determined in good faith by Buyer following a good faith effort to pursue such claim in accordance with the process set forth in this Article VII, that Seller is unable to satisfy its indemnification obligations hereunder.
          (f) The Deferred Payment less the Deferred Payment Adjustment, if any, shall be promptly released by Buyer to Vulcan on the twelve (12) month anniversary of the Closing Date, except to the extent unresolved claims for Indemnifiable Damages are then pending against such amount pursuant to the provisions hereof.
     7.6 Third-Party Claims. The Indemnitee shall have the right to conduct the defense of and (subject to the reasonable written consent of the Indemnitor) settle or resolve any such claim, and the costs and expenses incurred by an Indemnitee in connection with such defense, settlement or resolution (including reasonable attorneys’ fees, other reasonable professionals’ and experts’ fees and court or arbitration costs) shall be included in the Indemnifiable Damages for which the Indemnitee may seek indemnification pursuant to a claim made hereunder. Indemnitors shall have the right to receive copies of all pleadings, notices and communications with respect to the third-party claim to the extent that receipt of such documents does not affect any privilege relating to any Indemnitee and shall be entitled, at its expense, to reasonably participate in any defense of the third-party claim or settlement negotiations with respect to the third-party claim.
ARTICLE VIII
GENERAL PROVISIONS
     8.1 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given (i) on the date of delivery, if delivered personally or by commercial delivery service or mailed by registered or certified mail (return receipt requested) or (ii) on the date of confirmation of receipt (or the next Business Day, if the date of confirmation of receipt is not a Business Day), if sent via facsimile (with confirmation of receipt) to the parties hereto at the following address (or at such other address for a party as shall be specified by like notice):

(a) if to Buyer, to:	(b) if to the Seller Parties, to:

Arris Group, Inc.	Vulcan Ventures Inc.
3871 Lakefield Drive	505 Fifth Avenue S, Suite 900
Suwanee, Georgia 30024	Seattle, WA 98104
Attention: Larry Margolis, Executive Vice President	Attention: General Counsel
Facsimile No.: (678) 473-8470	Facsimile No.: ( )
Telephone No.: ( )	Telephone No.: ( )
E-mail address: larry.margolis@arrisi.com
with a copy (which shall not constitute notice) to:	with a copy (which shall not constitute notice) to:

Troutman Sanders LLP	Fenwick & West LLP
600 Peachtree Street, Suite 5200	Silicon Valley Center
Atlanta, Georgia 30308	801 California Street
Attention: W. Brinkley Dickerson, Jr.	Mountain View, CA 94041
Facsimile No.: (404) 962-6743	Attention: Jeffrey R. Vetter
E-mail address:	Facsimile No.: (650) 938-5200
brink.dickerson@troutmansanders.com	Telephone No.: (650) 988-8500
     8.2 Interpretation; Rules of Construction. When a reference is made in this Agreement to Articles, Sections or Exhibits, such reference shall be to an Article or Section of, or an Exhibit to this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The phrases “provided to,” “furnished to,” and phrases of similar import when used herein, unless the context otherwise requires, shall mean that a true, correct and complete paper copy of the information or material referred to has been provided to the party to whom such information or material is to be provided. Unless the context of this Agreement otherwise requires: (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; and (iii) the terms “hereof,” “herein,” “hereunder” and derivative or similar words refer to this entire Agreement. Disclosures made in any Section of the Seller Disclosure Letter shall qualify and be deemed to have been disclosed with respect to any other provisions of this Agreement to the extent it is reasonably apparent that such disclosure is applicable to such other Sections.
     8.3 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto, it being understood that all parties hereto need not sign the same counterpart.
     8.4 Entire Agreement; Parties in Interest. This Agreement, the Ancillary Agreements and the other documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto, including all the exhibits attached hereto and the schedules hereto, (i) constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof, except for the Confidentiality Agreement which shall continue in full force and effect, and shall survive any termination of this Agreement in accordance with its terms and (ii) are not intended to confer, and shall not be construed as conferring, upon any Person other than the parties hereto any rights or remedies hereunder, except that Article VII is intended to benefit Indemnitees.
     8.5 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties hereto, and any such assignment without such prior written consent shall be null and void, except that Buyer may assign this Agreement to any direct or indirect wholly owned Subsidiary of Buyer or an Affiliate of Buyer; provided, however, that the assignor shall remain liable for all of its obligations under this Agreement. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns. Notwithstanding the foregoing, in the event Buyer separates one or more of its businesses (each a “Separated Business”), whether by way of a sale, establishment of a joint venture, spin-off or otherwise (each a “Separation Event”), Buyer may, without the prior written consent of the other parties and at no additional cost to Buyer, assign this Agreement such that it will continue to benefit the Separated Business and its Affiliates following the Separation Event.

     8.6 Severability. If any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement shall continue in full force and effect and shall be interpreted so as reasonably to effect the intent of the parties hereto. The parties hereto shall use all reasonable best efforts to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.
     8.7 Remedies Cumulative. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party hereto shall be deemed cumulative with and not exclusive of any other remedy conferred hereby or by law or equity upon such party, and the exercise by a party hereto of any one remedy shall not preclude the exercise of any other remedy and nothing in this Agreement shall be deemed a waiver by any party of any right to specific performance or injunctive relief.
     8.8 Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO ANY LAW OR RULE THAT WOULD CAUSE THE LAWS OF ANY JURISDICTION OTHER THAN THE STATE OF DELAWARE TO BE APPLIED. EACH OF THE PARTIES HERETO IRREVOCABLY CONSENTS TO THE EXCLUSIVE JURISDICTION AND VENUE OF ANY COURT WITHIN KING COUNTY, STATE OF WASHINGTON, IN CONNECTION WITH ANY MATTER BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE PATENT PURCHASE AGREEMENT, THE OTHER ANCILLARY AGREEMENTS OR THE MATTERS CONTEMPLATED HEREIN OR THEREIN, AGREES THAT PROCESS MAY BE SERVED UPON IT IN ANY MANNER AUTHORIZED BY THE STATE OF WASHINGTON FOR SUCH PERSONS AND WAIVES AND COVENANTS NOT TO ASSERT OR PLEAD ANY OBJECTION WHICH IT MIGHT OTHERWISE HAVE TO SUCH JURISDICTION, VENUE AND SUCH PROCESS.
     8.9 Mediation and Alternate Dispute Resolution.
          (a) The Seller Parties and Buyer mutually desire that friendly collaboration will develop among themselves. Accordingly, they shall try to resolve in a friendly manner all disagreements and misunderstandings connected with their respective rights and obligations under this Agreement, including any amendments hereof.
          (b) Except for disputes with respect to Intellectual Property Rights which must be submitted to a court of competent jurisdiction, to the extent that any misunderstanding or dispute cannot be resolved agreeably in a friendly manner, the dispute will be mediated by a mutually-acceptable mediator to be chosen by the Seller Parties and Buyer within 45 days after written notice by one of the Parties demanding mediation. No Party may unreasonably withhold consent to the selection of a mediator, however, by mutual agreement the Seller Parties and Buyer may postpone mediation until each of them has completed specified but limited discovery with respect to a dispute. The Parties may also agree to attempt some other form of alternative dispute resolution (“ADR”) in lieu of mediation, including by way of example and without limitation neutral fact-finding or a mini-trial.
          (c) Any dispute, other than a dispute with respect to Intellectual Property Rights which must be submitted to a court of competent jurisdiction, which the Parties cannot resolve through negotiation, mediation or other form of ADR within six months of the date of the initial demand for it by one of the Parties may then be submitted to the courts for resolution. The use of any ADR procedures will not be construed under the doctrines of laches, waiver or estoppel to affect adversely the rights of either Party. Nothing in this Section 8.9 will prevent any Party from resorting to judicial proceedings if (i) good faith efforts to resolve the dispute under these procedures have been unsuccessful or (ii) interim relief from a court is necessary to prevent serious and irreparable injury to one Party or to others.
          (d) Buyer and each of the Seller Parties shall bear its own costs of mediation or ADR, but Buyer, on the one hand, and the Seller Parties, on the other hand, agree to share the costs of the mediation or ADR equally.
     8.10 Amendment; Extension; Waiver. Subject to the provisions of applicable law, the parties hereto may amend this Agreement at any time pursuant to an instrument in writing signed on behalf of each of the parties hereto. At any time, either party hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Without limiting the generality or effect of the preceding sentence, no delay in exercising any right under this Agreement shall constitute a waiver of such right, and no waiver of any breach or default shall be deemed a waiver of any other breach or default of the same or any other provision in this Agreement.
     8.11 Rules of Construction. The parties hereto have been represented by counsel during the negotiation, preparation and execution of this Agreement and the Ancillary Agreements and, therefor, hereby waive, with respect to this Agreement and the Ancillary Agreements, each schedule and each exhibit attached hereto or thereto, the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.
     8.12 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT, OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE ANCILLARY AGREEMENTS OR THE ACTIONS OF ANY PARTY HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.
[Signature Page Follows]

     IN WITNESS WHEREOF, each of Buyer, Seller and Vulcan has caused this Asset Purchase Agreement to be executed and delivered by its respective officer thereunto duly authorized, all as of the date first written above.

ARRIS GROUP, INC.
By:	/s/ Lawrence A. Margolis
	Name:	Lawrence A. Margolis
	Title:	E.V.P.

DIGEO, INC.
By:	/s/ Gregory Gudorf
	Name:	Gregory Gudorf
	Title:	Chief Executive Officer

VULCAN VENTURES INC.
By:	/s/ Martha Fuller
	Name:	Martha Fuller
	Title:	Vice President

Asset Purchase Agreement
List of Exhibits and Disclosure Schedules
Exhibits:
Exhibit A – Patent Purchase Agreement
Exhibit B – Form of Sublease Agreement
Exhibit C – Opinion of Seller’s Counsel
Schedules:
Schedule 1.1(i) – List of Individuals for Purposes of “knowledge” (Seller)
Schedule 1.1(ii) – List of Individuals for Purposes of “knowledge” (Vulcan)
Schedule 1.1(iii) – Form of Seller Net Working Capital
Schedule 1.2(iii) –Assigned Contracts
Schedule 1.2(v) – IPDN Patents
Schedule 1.3(iii) – Excluded Assets
Schedule 1.4(iii) – Assumed Liabilities
Schedule 4.4 – Third Party Consents, Waivers and Approvals
Schedule 5.2(e) – List of Key Employees
Schedule 5.2(i) – Required Third Party Consents

*	Pursuant to Item 601(b)(2) of Regulation S-K, the schedules and exhibits to such agreement have been omitted. ARRIS Group, Inc. agrees to supplementally furnish a copy of any omitted schedule or exhibit to the Securities and Exchange Commission upon request.